Owens & Minor, Inc.

2002 ANNUAL REPORT & FORM 10-K

Building On A Foundation Of TRUST



Contents

About the Cover

Owens & Minor, Inc., established in 1882 in Richmond, Virginia, is the nation's leading distributor of national name-brand medical and surgical supplies. Since its inception, the company has operated according to the guiding principles of trust, integrity, ethics, character and value. These core values formed the foundation for Owens & Minor's successful history, and are the building blocks for its future.

Company Overview

Owens & Minor, Inc., a Fortune 500 company headquartered in Richmond, Virginia, ended 2002 with sales of $3.96 billion. As the nation's leading distributor of national name-brand medical and surgical supplies, the company serves its 4,000 customers from 41 distribution centers located strategically throughout the United States. Owens & Minor's customers include acute-care hospitals, group purchasing organizations and integrated healthcare systems. Along with a wide range of medical and surgical products, the company offers its customers supply chain management solutions, innovative technology tools, and logistics services that improve efficiency and reduce cost in the healthcare marketplace.

The company places a high priority on its mission, vision and values, which focus on the well-being of customers, supply chain partners, teammates and shareholders. The company has developed a culture of recognition, reinforcement and reward for its teammates, who are vital to its success. Owens & Minor believes that high integrity is the guiding principle of doing business.

Owens & Minor common shares are traded on the New York Stock Exchange under the symbol OMI. As of December 31, 2002, there were approximately 34 million common shares outstanding.

Financial Highlights

(in thousands, except ratios, per share data and teammate statistics)

Year ended December 31,	2002	2001	2000	Percent Change 02/01	Percent Change 01/00
Net sales	$3,959,781	$3,814,994	$3,503,583	3.8%	8.9%
As reported:					
Income before extraordinary item[2,3]	$ 47,217	$ 30,103	$ 33,088	56.9%	(9.0%)
Income before extraordinary item per common share - basic[2,3]	$ 1.40	$ 0.90	$ 1.01	55.6%	(10.9%)
Income before extraordinary item per common share - diluted[2,3]	$ 1.26	$ 0.85	$ 0.94	48.2%	(9.6%)
Excluding goodwill amortization[1]:					
Income before extraordinary item[2,3]	$ 47,217	$ 35,431	$ 38,417	33.3%	(7.8%)
Income before extraordinary item per common share - basic[2,3]	$ 1.40	$ 1.06	$ 1.17	32.1%	(9.4%)
Income before extraordinary item per common share - diluted[2,3]	$ 1.26	$ 0.98	$ 1.08	28.6%	(9.3%)
Cash dividends per common share	$ 0.31	$ 0.2725	$ 0.2475	13.8%	10.1%
Book value per common share at year-end	$ 7.96	$ 6.97	$ 6.41	14.2%	8.7%
Stock price per common share at year-end	$ 16.42	$ 18.50	$ 17.75	(11.2%)	4.2%
Number of common shareholders	13.1	13.9	15.0	(5.8%)	(7.3%)
Shares of common stock outstanding	34,113	33,885	33,180	0.7%	2.1%
Return on average common equity excluding goodwill amortization and unusual items[1,2,3,4]	19.2%	19.1%	19.2%		
Return on total assets excluding goodwill amortization and unusual items[1,2,3,4,6]	4.8%	4.3%	4.0%		
Gross margin as a percent of net sales	10.6%	10.7%	10.7%		
Selling, general and administrative expenses as a percent of net sales[3]	7.8%	7.8%	7.7%		
Outstanding financing[5]	$ 240,185	$ 273,449	$ 233,533	(12.2%)	17.1%
Capitalization ratio[6,7]	37.7%	42.6%	40.4%		
Average receivable days sales outstanding[6]	32.0	33.1	33.3		
Average inventory turnover	9.6	9.7	9.5		
Teammates at year-end	2,968	2,937	2,763	1.1%	6.3%

(1) Effective January 1, 2002, the company adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. As a result, goodwill is no longer amortized. Data for 2001 and prior periods have been restated to exclude the effect of goodwill amortization in order to present a more meaningful comparison.

(2) In 2002, the company recorded reductions in a restructuring accrual of $0.5 million, or $0.3 million net of tax. In 2001, the company recorded an impairment loss of $1.1 million on an investment in marketable equity securities, a provision for disallowed income tax deductions of $7.2 million, and a reduction in a restructuring accrual of $1.5 million, or $0.8 million net of tax. In 2000, the company recorded a reduction in a restructuring accrual of $0.8 million, or $0.4 million net of tax. Excluding these unusual items, the charge mentioned in footnote 3 below, and goodwill amortization of $5.3 million, net of tax, in 2001 and 2000, income before extraordinary item per diluted common share in 2002, 2001 and 2000 was $1.30, $1.17 and $1.07. See Notes 1, 3, 6 and 14 to the Consolidated Financial Statements.

(3) In 2002, the company recorded a charge of $3.0 million, or $1.8 million net of tax, due to the cancellation of the company's contract for mainframe computer services. This charge was included in selling, general and administrative (SG&A) expenses. Excluding this charge, SG&A expenses as a percent of net sales were 7.7% in 2002.

(4) Excludes extraordinary items.

(5) Consists of debt and sales of accounts receivable outstanding under the company's off balance sheet receivables financing facility. See Notes 8 and 9 to the Consolidated Financial Statements.

(6) Assumes that receivables had not been sold under the company's off balance sheet receivables financing facility.

(7) Includes mandatorily redeemable preferred securities as equity.


Dividends
'00 $0.25
'01 $0.27
'02 $0.31


Return on Total Assets
'00 4.0%
'01 4.3%
'02 4.8%


Net Sales (billions)
'00 $3.50
'01 $3.81
'02 $3.96


Diluted EPS(1)
(Before extraordinary item)
'00 $1.08
'01 $0.98
'02 $1.26

Dear Shareholders, Teammates, Customers, Suppliers and Friends,

When I was growing up, my father would take my brother and me down to our old four-story downtown warehouse after church on Sunday. Owens & Minor was a wholesale drug company with a couple of million dollars in sales but growing every year. This old warehouse was outfitted with a fairly elaborate system of conveyor belts and skate wheel rollers to move product down the aisles and between floors. My brother and I would get on the conveyor belt in a cardboard tote box, and with a push of a button, ride the conveyor belt. One day I asked my father to push the button to reverse the belt so we wouldn't have to walk all the way back. I'll never forget his answer. He said that this belt always moves forward just like our company. The impact of that simple statement set the tone for the rest of my life.

Owens & Minor moved forward again in 2002 with splendid acceleration in all parts of our business. I have much to celebrate with you in this report, not only about our results in 2002 but also our new strategic direction.

The Numbers Speak

Please note that all of the pertinent numbers exclude unusual items and goodwill amortization described in the financial section of this annual report. In 2002, **we met or exceeded** most of our internal goals, and strengthened our balance sheet while improving productivity. **Sales** for the year were up 4% to $3.96 billion. We sagged a little in mid-year, but ended with the strongest sales quarter in company history. **Earnings per diluted share** for the year were $1.30, or 11% above 2001. **Income** was $48.7 million, up 14% from last year. **Gross margin** remained at an acceptable level of 10.6%, down slightly from 10.7% in 2001. **Selling, general and administrative** expenses improved to 7.7% of sales, down from 7.8% last year. **Asset management** continued to improve with strong performances in managing receivables and inventory. **Return on total assets** improved from 4.3% in 2001 to 4.8% in 2002. We generated $46 million in **free cash flow** in 2002, which allowed us to decrease outstanding financing by $33 million. As in the past, strong asset management helped carry the day. During the fourth quarter **we announced a plan to repurchase** up to $50 million of a combination of our common stock and our trust preferred convertible securities. That initiative is well underway.

Productivity improvements continue to help our profitability. **Sales per full time equivalent (FTE)** increased 5.6%, extending a very positive year over year trend. Our **gross margin per FTE** continued to improve, by 4%, also extending this positive trend. Looking back at 1999, our sales were $3.2 billion and our FTE's were 2,644. Since then, sales have grown 24% while our FTE count has only grown 3%. By using technology to help grow our business and operate it more efficiently, we have seen very little increase in our workforce, thus improving our profitability and without sacrificing our service one iota.

Our **share price fell 11.2%** in 2002, less than the popular indices, but certainly not acceptable to me. The value of our company continues to strengthen and we must do a better job of communicating that.

"Our people, who care deeply about our company, will never give up in their quest to satisfy our customers and shareholders alike."

We **increased our dividend** in 2002 by 13.8%, and have continuously paid a dividend since the 1920s.

Highlights for 2002

We signed a **comprehensive seven-year technology services agreement** with Perot Systems Corporation, putting all of our information technology outsourcing under one roof. This seven-year agreement holds enormous benefit for us, especially the approximately $30 million in savings it will generate over the life of the contract. We will reinvest the majority of these savings to improve our value to customers and suppliers.

We were honored to receive the **2002 VHA Service Excellence Award**. This award, voted on by VHA members, salutes our outstanding performance in quality and customer service to the VHA membership. This is a tribute to every one of our teammates across the country.

In 2002, *InformationWeek* ranked Owens & Minor as the **#1 most innovative technology company in healthcare** for the third year in a row. Overall, Owens & Minor was ranked #11 out of 500 American companies for the use of innovative technology.

In an independent survey of the healthcare industry, Owens & Minor was again ranked as the **#1 customer service provider**. Our own customer satisfaction surveys, conducted by an independent research firm, found that overall customer satisfaction improved from 96% to 97%. It's going to be hard to get much better than this, but we are sure going to try.

We introduced **Owens & Minor University (OMU)** to our teammates in November and have a full rollout of educational programs and learning experiences ready for introduction in the first quarter of 2003.

Our **corporate credit and bank loan ratings have been upgraded** by Standard & Poors to BB+ from BB, as a result of our improving financial strength.

We introduced a private label program under the name of **Medi-Choice™**. Sales of these products exceeded our internal expectations for the first year. We expect this initiative to grow in the future.

And finally, we introduced **three strategic initiatives** that will drive our company forward over the next three to five years.

Strategic Direction

"Extra, extra, read all about it," cried the newspaper barker as he stood at the intersection of Good and Great Streets, "Owens & Minor introduces new strategic directions." Sounds a little corny to express excitement this way, but I *feel* excited about our new direction for the future.

In my opinion, any company worth its salt must reinvent itself every three to five years. For example, let's take the last 20-plus years for us. In 1981, Owens & Minor acquired part of the Will Ross Company, which put us on the map as a Sunbelt distribution company. In 1985 we were awarded the VHA supply company contract for our coverage area, which grew our business tremendously, and is still growing it today. In 1989 we acquired National Healthcare on the West Coast and became a national company. In 1994 we acquired Stuart Medical, which just about doubled the size of our company. In 1998 we introduced the first wave of our leading edge technology such as WISDOM℠, CostTrack℠, and OMDirect℠, our Internet-based ordering and communications platform. And in 2002, we developed and launched new strategic initiatives.

"We are always there when our customers need us. That dependability has been a hallmark of our company for a long, long time."

So, you see...a willingness to change, listening to our customers and being quick on our feet has served us well.

We spent the better part of the last twelve months listening to our customers. As a result, we developed new strategic initiatives

"The opportunities are there, we have the right team on the field, and we have the right strategy to follow for success."

that will successfully carry us to the next level. These three initiatives are progressing very well. A more detailed description of these initiatives follows in this annual report, but here they are in a nutshell.

First, our **core business** objective is to do a better job at the things we do so well today. We have established Owens & Minor University (OMU) to better educate and develop our teammates. And, we have launched improvements to our operations nationwide that will ensure consistent service from coast-to-coast.

The **second** strategic initiative is **OMSolutions℠**. This new unit brings together teammates from across the country who have been consulting on logistics and supply chain matters, as well as outsourcing, so that we can create a formal business to help provide solutions for our customers. We have also developed programs to provide support to clinical areas of the hospital.

And **third,** we are developing a **third party logistics model (3PL)** to provide manufacturers and healthcare providers a creative alternative to getting products to the patient more efficiently and at less cost.

We will update you regularly in 2003 on our progress in these three strategic areas.

Changing of the Guard

Recently, two long-term Owens & Minor teammates announced their retirement. **Drew St. J. Carneal, senior vice president, general counsel and corporate secretary,** relinquished the role of general counsel in mid-February 2003, and will retain the role of senior vice president, corporate secretary until his retirement later this year. Drew, who joined the company in 1988, has been the Rock of Gibraltar for our teammates and me personally. He has the highest respect and admiration possible from us all.

Also, **Hue Thomas, III, vice president, corporate relations**, has announced his retirement. He will move back to his native state of Georgia in the spring. Since joining the company in 1970, Hue tackled just about every job in the company. He served in a field capacity in Georgia before moving to Richmond in 1984 to work primarily with our supplier partners. At every step along the way, Hue has distinguished himself by his loyalty to the company, our customers and his teammates.

Also, **Josiah Bunting, III**, who recently announced his retirement as superintendent of the Virginia Military Institute, is not standing for re-election to our board of directors. He is finishing his second three-year term on our board and has provided us with wise counsel and great leadership during these years. Thank you, Si!

And, **Grace R. den Hartog** joined our team as **senior vice president, general counsel**, in mid-February 2003. Grace, formerly a partner with McGuireWoods LLP, has concentrated in the management of national products liability defense litigation for the last 18 years. She has been recognized as one of the top 50 women in her field in the country. She brings to us her good judgment, sharp mind, a tremendous work ethic, high integrity, and a passion for doing what's right. Welcome, Grace!

Corporate Governance and Responsibility

As the Chief Executive Officer, I am responsible for the integrity and credibility of our company. I gladly accept that responsibility and share it with our board of directors. In 1996, we established a Governance and Nominating Committee of the board to address collaboratively and proactively many of the issues defined now by the Sarbanes-Oxley Act of 2002, the Securities and Exchange Commission, and the New York Stock Exchange. We did this not only because it was the right decision for our shareholders, teammates and the investment community, but also because it was a natural outgrowth of our company's long history of integrity and credibility. The committee operates independently from management and works closely with our independent compensation and benefits committee and our independent audit committee. We accept and support the guidelines for strengthening corporate governance as a means of restoring confidence in corporate America. Please refer to Annex A of our proxy for our statement of Corporate Governance Guidelines, or refer to our company web site, www.owens-minor.com and click on Investor Relations and then Corporate Governance.

In 2002, like all public companies, we re-examined our processes for ensuring that we are making complete and timely disclosure to investors. Our fundamental processes were and continue to be sound. Jeff Kaczka, our senior vice president and chief financial officer, and I have signed the certifications required by the Sarbanes-Oxley Act, and you can find these certifications at the end of this report.

In Conclusion

I want to pay a final tribute to two teammates who passed away this past year. Bob Ricord was a sales representative par excellence in Shreveport, Louisiana, for 28 years. David Hutchison was a buyer and manager in Knoxville, Tennessee, for 35 years. I have had the distinct pleasure of working side by side with these two guys through the years, and I loved them for their spirit, their loyalty, their integrity, their compassion and their success. The highest compliment I can ever pay them is that they cared more about their customers and teammates than themselves. Bob and Hutch will be sorely missed.

We must always remember that every day offers us a new opportunity to excel. We have the technology tools, the service, the relationships, the trust of our customers and suppliers, but most importantly, we have the heart of a lion. Our people, who care deeply about our company, will never give up in their quest to satisfy our customers and shareholders alike. As we look ahead, the foundation for our new strategic initiatives will be based on other important characteristics as well. For example, we show up every day, rain or shine, and plug away at being the very best distribution company in our sector, maybe in all of healthcare. We are always there when our customers need us. That dependability has been a hallmark of our company for a long, long time. The blocking and tackling philosophy of taking care of business is not fancy, but it works for us and we keep on growing the value of our company. And, we grow with the highest integrity as a guiding principle. That's worth its weight in gold. Now, you see why I'm so excited. The opportunities are there, we have the right team on the field, and we have the right strategy to follow for success.

I'm grateful to our shareholders for their patience in a very tough market environment; grateful to our suppliers for collaborating with us in a team approach; and grateful to our customers who give us a chance every day to earn their business; and I'm grateful to my teammates, who show up every day with the heart of a lion.

Warm regards,

G. Gilmer Minor, III

Craig R. Smith
President and Chief Operating Officer

G. Gilmer Minor, III
Chairman and Chief Executive Officer



Owens & Minor
Our Business At A Glance

Core Business Owens & Minor is the nation's leading distributor of national name-brand medical and surgical supplies for 4,000 healthcare customers around the nation.


OM

How Owens & Minor contracts with healthcare customers to provide distribution services. O&M then purchases and stores this inventory in its 41 distribution centers nationwide. Using state-of-the-art forecasting and planning systems, Owens & Minor ensures that customers have the products they need when they need them.

OMSolutions℠ Owens & Minor offers supply chain management consulting and implementation services through a newly created professional services arm for its hospital customers. This package of supply chain services reaches far beyond the conventional boundaries of physical distribution of supplies to produce operational efficiencies and cost savings.



How Through OMSolutions℠, Owens & Minor's supply chain logistics professionals target the hospital's biggest supply chain cost-drivers to eliminate redundant activities and other inefficiencies. Addressing customers' specific needs, O&M puts the right people, products, technology and processes to work, whether it means business planning and benchmarking, total operating room redesign or managing all of a hospital's supply chain activities.

Third Party Logistics Through its third party logistics (3PL) business model, Owens & Minor will focus on providing 3PL services to manufacturers and aggregating orders for healthcare provider customers nationwide.




OM

How Owens & Minor will leverage its existing warehouse and transportation systems, award-winning technology and long standing supply chain relationships to streamline delivery of healthcare products through a broad array of 3PL services for both healthcare providers and suppliers.

Why By adapting and using technology to its fullest, Owens & Minor can help customers design a customized delivery system from bulk distribution to low unit of measure, just-in-time or stockless services. In addition, O&M helps customers with product standardization through MediChoice™, a private label program; FOCUS™, a product consolidation program with market-leading suppliers; and OMSpecialities℠, a clinically-focused program for high-dollar inventory in the operating room and beyond.

Results By using the best in supply chain management techniques, technology and services, Owens & Minor helps hospitals reduce cost, improve asset management and enhance overall operational efficiencies. Customers believe in Owens & Minor, with 97% saying they were satisfied with the quality of service they received from Owens & Minor during 2002.

Why The needs of each hospital customer vary and require customized solutions. With OMSolutions℠, O&M provides the level and extent of service appropriate for each customer—from assessment to implementation to integration.

Results With OMSolutions℠, Owens & Minor focuses on improving the customer's total supply chain, allowing the healthcare provider to focus on patient care. This consulting arm packages the best of Owens & Minor's solutions to fulfill supply chain needs for customers nationwide.

Why O&M's entry into third party logistics is a natural extension of its distribution experience and expertise and meets its goal to streamline the total supply chain with cost-saving solutions.

Results Through its 3PL services, the company expects to offer the aggregation of supply chain services to the healthcare industry. The company expects to lower costs, improve efficiency and streamline the supply chain.

Core Business

Delivering Medical and Surgical Supplies to the Healthcare Industry

Owens & Minor conducted a significant strategic planning effort in 2002, involving the entire senior management team and many teammates throughout the organization. The team developed and launched a three-pronged strategy designed to expand Owens & Minor's presence in healthcare. The resulting strategic initiatives are focused on: improving productivity in the core business; launching a supply chain consulting and management arm; and creating a third party logistics (3PL) service for healthcare.

Owens & Minor's distribution business continues to drive the company's success, allowing it to explore new opportunities within the healthcare industry. As a result of its strategic planning effort, the company identified a series of operational, supplier and training initiatives designed to enhance productivity in its facilities nationwide.



By using technology, logistics management and top-notch customer service, O&M focuses on the supply chain, empowering customers to focus on patient care.

To improve operations, Owens & Minor is working with each of its 41 distribution centers to standardize procedures on a best-practices model, called the OM Model. As a result, Owens & Minor expects to achieve improved productivity and provide additional capacity to accommodate its 3PL effort.

Owens & Minor is working with its supplier partners to ensure it offers the right mix of products to customers. For example, Owens & Minor plans to enroll more suppliers in its FOCUS™ program, which



Within its 41 distribution centers around the nation, Owens & Minor is undertaking an initiative to improve operations and standardize procedures.


OM

helps grow market share for preferred suppliers. Also, in 2002, the company successfully launched a private label line called Medi-Choice™, which has given new options to customers and new opportunity to suppliers. This private label program offers a growing catalog of commodity-type products including: bandages, gowns, shoe covers and thermometers. MediChoice™, well-received by customers, easily exceeded early sales goals. New product launches are planned for the year ahead.

Owens & Minor has earned a reputation as an innovative user of technology in the healthcare and medical field. In fact, for the third year in a row, Owens & Minor was the top ranked healthcare and medical company in the *InformationWeek 500.* Owens & Minor was ranked 11th overall in this prestigious list.

Also in 2002, Owens & Minor committed to a wide-scale training initiative, which will give teammates opportunities to enhance job skills and career preparation. As a result, Owens & Minor has created an in-house university called Owens & Minor University (OMU). Course work includes on-line and classroom-based programs on a variety of subjects including: leadership, sales training, operations and finance. The company seeks to put the best-trained and best-prepared teammates in the field every day in order to maintain and improve its top-ranked customer service ratings, its leadership in technology and its healthcare market share.



With OMU, the company provides teammates access to in-house and on-line classes in operations, sales, management and leadership.

Most importantly for Owens & Minor, the company stakes its reputation on customer service. Each year, the company conducts an independent customer survey to assess how well it is performing. In 2002, Owens & Minor achieved a 97% satisfaction rating from its customers, an improvement over a 96% satisfaction rating the year before. This comprehensive attention to customer service, and to providing value to customers and business partners, has long been a hallmark of Owens & Minor, and with the new strategic initiatives it will continue to be a major focus for the company.

OMSolutions[SM]

Delivering Professional Supply Chain Management Services to the Healthcare Industry

As a result of the 2002 strategic planning effort, Owens & Minor launched a new business initiative called OMSolutions[SM], packaging supply chain management services for healthcare customers and business partners through a newly created consulting arm. Through customer research and interaction, Owens & Minor knows that healthcare providers are seeking a trusted partner to help them take cost out of the supply chain.



PAR Areas
(Nursing Floors)
Executive Offices
Specialty Areas
(Cath Lab; Radiology)
Off-site Warehouse
Operating Room
Purchasing/
Procurement
Receiving
Storeroom
Accounts Payable

Traditionally, O&M served its hospital customers from off-site warehouses and the receiving dock. Today, O&M has crossed barriers and now serves departments throughout the hospital with the latest in technology, logistics management and supply chain management consulting.



Just as O&M teammates work together to improve service to customers, the new initiatives complement one another in the company's ongoing effort to improve productivity and profitability.

Programs offered by OMSolutions℠ include: outsourced materials management, clinical inventory management, physical inventory management, and partnership programs. Other programs include implementation of Owens & Minor's award-winning WISDOM² ℠ programs, on-site project management, management consulting and outsourcing. The company is collaborating within its core business and with outside consultants, working not only with existing customers, but also with customers who do not use the company's distribution services.

Through OMSolutions℠ consultants work with customers on-site to design and implement solutions. In some cases, OMSolutions℠ will outsource positions for hospital customers, such as materials managers. In these cases OMSolutions℠ will take on the responsibility of managing the hospital's materials management function. In each case, Owens & Minor will evaluate the customer's needs, and then apply the right people, products, technology and processes as a solution.

With OMSolutions℠, Owens & Minor will focus on making the supply chain more efficient, allowing healthcare provider customers to focus on patient care. Owens & Minor now serves many departments within the hospital walls, from the chief executive's office to clinical areas to the receiving dock, Owens & Minor is crossing boundaries to serve its customers. With more than two dozen projects already in the works, the company expects to add new projects steadily in 2003. Market demand for these services is strong.

O&M expects to improve financial results for customers and itself with its new OMSolutions℠ supply chain management consulting arm.





As physicians and clinicians more frequently make supply chain decisions, O&M offers new tools and techniques to improve this important materials management process.



Third Party Logistics

Delivering 3PL Services to the Healthcare Industry

Also in 2002, Owens & Minor created a third party logistics service (3PL) designed to provide supply chain services to hospitals and healthcare manufacturers. Industry research, along with customer demand, allowed Owens & Minor to identify a clear need for logistics, transportation and aggregation services in healthcare. Owens & Minor also found that the penetration by traditional 3PL companies in healthcare is minimal, offering a compelling opportunity.

Owens & Minor, through its 3PL service, will offer logistics and supply chain management services in three main categories: distribution and transportation management; technology services; and consulting services. In order to capitalize on this opportunity, Owens & Minor intends to tap its existing relationships with suppliers and healthcare providers. The company will also use its industry-leading,



Using a fleet of leased trucks and its own drivers, O&M serves customers nationwide. O&M has launched a new effort to create and offer 3PL services to the healthcare industry.



In its distribution centers around the nation, Owens & Minor utilizes advanced supply chain management techniques and streamlines processes with technology.







activity-based costing expertise to streamline service. And finally, Owens & Minor will leverage its nationwide network of distribution facilities, existing transportation systems and award-winning information technology to provide innovative new 3PL services.

This initiative meets a clear need in the healthcare market, as manufacturers are seeking ways to reduce supply chain cost, and hospitals are seeking ways to aggregate orders entering their facilities. For Owens & Minor, the 3PL effort offers an excellent avenue for diversification into a new area of healthcare service, without taking ownership of inventory as it does in its traditional distribution business. For Owens & Minor, existing relationships with suppliers and healthcare providers, the scale of its distribution network, and the quality of its delivery capabilities, give it a unique competitive advantage.

The company made the strategic decision to work within healthcare, its core competency, where it knows there is significant opportunity to improve supply chain processes. Healthcare providers have turned to Owens & Minor for solutions and Owens & Minor has responded. While each new initiative can stand alone, they also work together as a complementary package for hospital customers and healthcare suppliers. With this new strategy, Owens & Minor is better positioned than ever before to serve the needs of its healthcare customers, and to achieve new levels of growth, profitability and productivity.





O&M teammates collaborate on new strategic initiatives that will improve productivity and increase capacity in existing facilities for 3PL services.

Board of Directors



Standing Left-Right *Henry Berling, James Ukrop, Peter Redding, Vernard Henley, John Crotty, James Farinholt, Jr.*
Seated Left-Right *Marshall Acuff, Gil Minor, III, James Rogers, Josiah Bunting, III, Anne Marie Whittemore*

A. Marshall Acuff, Jr. (63) [2,4,5]
Retired Senior Vice President
& Managing Director,
Salomon Smith Barney, Inc.

Henry A. Berling (60) [1,4]
Executive Vice President,
Owens & Minor, Inc.

Josiah Bunting, III (63) [2,4,5]
Retired Superintendent,
Virginia Military Institute

John T. Crotty (65) [2,3,4*]
Managing Partner,
CroBern Management Partnership
President, CroBern, Inc.

James B. Farinholt, Jr. (68) [1,2*,4]
Managing Director,
Tall Oaks Capital Partners, LLC

Vernard W. Henley (73) [2,3,5]
Retired Chairman & CEO,
Consolidated Bank & Trust Company

G. Gilmer Minor, III (62) [1*,4]
Chairman & CEO,
Owens & Minor, Inc.

Peter S. Redding (64) [2,3,4]
Retired President & CEO,
Standard Register Company

James E. Rogers (57) [1,3*,4]
President, SCI Investors Inc.

James E. Ukrop (65) [3,4,5]
Chairman,
Ukrop's Super Markets, Inc.
Chairman, First Market Bank

Anne Marie Whittemore (56) [1,3,5*]
Partner, McGuireWoods LLP

Board Committees: [1]Executive Committee, [2]Audit Committee, [3]Compensation & Benefits Committee, [4]Strategic Planning Committee, [5]Governance & Nominating Committee, *Denotes Chairperson

Corporate Officers

G. Gilmer Minor, III (62)
Chairman & Chief Executive Officer

Chairman of the Board since 1994 and Chief Executive Officer since 1984. Mr. Minor was President from 1981 to April 1999. Mr. Minor joined the company in 1963.

Craig R. Smith (51)
President & Chief Operating Officer

President since 1999 and Chief Operating Officer since 1995. Mr. Smith has been with the company since 1989.

Henry A. Berling (60)
Executive Vice President

Executive Vice President since 1995. Mr. Berling was Executive Vice President and Chief Sales Officer from 1996 to 1998. Mr. Berling has been with the company since 1966.

Timothy J. Callahan (51)
Senior Vice President, Sales & Marketing

Senior Vice President, Sales and Marketing since September 2002. From 1999 to 2002, Mr. Callahan served as Senior Vice President, Distribution. Prior to that, Mr. Callahan was Regional Vice President, West from 1997 to 1999. Mr. Callahan has been with the company since 1997.

Drew St. J. Carneal (64)
Senior Vice President, Corporate Secretary

Senior Vice President, Corporate Secretary since February 2003. From 1990 to February 2003, Mr. Carneal served as Senior Vice President, General Counsel and Secretary. Mr. Carneal has been with the company since 1989.

Charles C. Colpo (45)
Senior Vice President, Operations

Senior Vice President, Operations since 1999. From 1998 to 1999, Mr. Colpo was Vice President, Operations. Prior to that, Mr. Colpo was Vice President, Supply Chain Process from 1996 to 1998. Mr. Colpo has been with the company since 1981.

Erika T. Davis (39)
Senior Vice President, Human Resources

Senior Vice President, Human Resources since 2001. From 1999 to 2001, Ms. Davis was Vice President of Human Resources. Prior to that, Ms. Davis served as Director, Human Resources & Training in 1999 and Director, Compensation & HRIS from 1995 to 1999. Ms. Davis has been with the company since 1993.

Grace R. den Hartog (51)
Senior Vice President & General Counsel

Senior Vice President & General Counsel since February 2003. Ms. den Hartog previously served as a Partner of McGuireWoods LLP from 1990 to February 2003.

David R. Guzmán (47)
Senior Vice President & Chief Information Officer

Senior Vice President and Chief Information Officer since 2000. Mr. Guzmán was employed by Office Depot from 1999 to 2000, serving as Senior Vice President, Systems Development. From 1997 to 1998, he was employed by ALCOA as Chief Architect, Managing Director, Global Information Services.

Jeffrey Kaczka (43)
Senior Vice President & Chief Financial Officer

Senior Vice President and Chief Financial Officer since 2001. Mr. Kaczka served as Senior Vice President and Chief Financial Officer for Allied Worldwide, Inc. from 1999 to 2001. In 1995 he served as Chief Financial Officer for I-Net, Inc. which was acquired by Wang Laboratories in 1996. Mr. Kaczka continued with Wang until 1998.

Richard F. Bozard (55)
Vice President, Treasurer

Vice President and Treasurer since 1991. Mr. Bozard has been with the company since 1988.

Olwen B. Cape (53)
Vice President, Controller

Vice President and Controller since 1997. Ms. Cape has been with the company since 1997.

Hugh F. Gouldthorpe, Jr. (64)
Vice President, Quality & Communications

Vice President, Quality and Communications since 1993. Mr. Gouldthorpe has been with the company since 1986.

Hue Thomas, III (63)
Vice President, Corporate Relations

Vice President, Corporate Relations since 1991. Mr. Thomas has been with the company since 1970. Mr. Thomas will retire in March 2003.

Numbers inside parenthesis indicate age

Left-Right *David Guzman, Hugh Gouldthorpe, Jr, Hue Thomas, III, Richard Bozard, Craig Smith, Jeffrey Kaczka, Olwen Cape, Timothy Callahan, Drew St. J. Carneal, Charles Colpo, Erika Davis (not pictured: Gil Minor III, Henry Berling, Grace den Hartog)*



Financial
Table of Contents

Selected Financial Data(1)

Owens & Minor, Inc. and Subsidiaries

(in thousands, except ratios and per share data)

	2002	2001	2000	1999	1998
Summary of Operations:					
Net sales	$3,959,781	$3,814,994	$3,503,583	$3,194,134	$3,090,048
Income before extraordinary item(2)(3)	$ 47,217	$ 30,103	$ 33,088	$ 27,979	$ 20,145
Income before extraordinary item, excluding goodwill amortization(2)(3)(4)	$ 47,217	$ 35,431	$ 38,417	$ 32,807	$ 24,616
Per Common Share:					
Income before extraordinary item - basic	$ 1.40	$ 0.90	$ 1.01	$ 0.86	$ 0.56
Income before extraordinary item - diluted	$ 1.26	$ 0.85	$ 0.94	$ 0.82	$ 0.56
Average number of shares outstanding - basic	33,799	33,368	32,712	32,574	32,488
Average number of shares outstanding - diluted	40,698	40,387	39,453	39,098	32,591
Cash dividends	$ 0.31	$ 0.2725	$ 0.2475	$ 0.23	$ 0.20
Stock price at year-end	$ 16.42	$ 18.50	$ 17.75	$ 8.94	$ 15.75
Book value at year-end	$ 7.96	$ 6.97	$ 6.41	$ 5.58	$ 4.94
Per Common Share, Excluding Goodwill Amortization(4):					
Income before extraordinary item - basic	$ 1.40	$ 1.06	$ 1.17	$ 1.01	$ 0.70
Income before extraordinary item - diluted	$ 1.26	$ 0.98	$ 1.08	$ 0.95	$ 0.69
Summary of Financial Position:					
Working capital	$ 385,023	$ 311,778	$ 233,637	$ 219,448	$ 235,247
Total assets	$1,009,477	$ 953,853	$ 867,548	$ 865,000	$ 717,768
Long-term debt	$ 240,185	$ 203,449	$ 152,872	$ 174,553	$ 150,000
Mandatorily redeemable preferred securities	$ 125,150	$ 132,000	$ 132,000	$ 132,000	$ 132,000
Shareholders' equity	$ 271,437	$ 236,243	$ 212,772	$ 182,381	$ 161,126
Selected Ratios:					
Gross margin as a percent of net sales	10.6%	10.7%	10.7%	10.7%	10.8%
Selling, general and administrative expenses as a percent of net sales(5)	7.8%	7.8%	7.7%	7.8%	8.0%
Average receivable days sales outstanding(5)	32.0	33.1	33.3	34.9	33.5
Average inventory turnover	9.6	9.7	9.5	9.2	9.8
Return on average total equity before extraordinary items and goodwill amortization(4)(6)	13.5%	11.1%	12.8%	12.1%	9.9%
Return on average total equity before extraordinary items and goodwill amortization(4)(7)	18.6%	15.8%	19.4%	19.1%	11.7%
Current ratio	2.1	1.8	1.6	1.6	1.9
Capitalization ratio(5)(6)	37.7%	42.6%	40.4%	47.2%	43.4%
Capitalization ratio(5)(7)	57.4%	63.2%	63.2%	69.4%	68.9%

(1) On July 30, 1999, the company acquired certain net assets of Medix, Inc. This acquisition was accounted for as a purchase.

(2) In 1998, the company incurred $11.2 million, or $6.6 million net of tax, of nonrecurring restructuring expenses which are included in income before extraordinary item. In 2002, 2001, 2000 and 1999, income before extraordinary item included reductions in the restructuring accrual of $0.5 million, $1.5 million, $0.8 million and $1.0 million, or $0.3 million, $0.8 million, $0.4 million and $0.6 million net of tax. See Note 3 to the Consolidated Financial Statements.

(3) In 2002, income before extraordinary item included a charge to selling, general and administrative expenses of $3.0 million, or $1.8 million net of tax, due to the cancellation of the company's contract for mainframe computer services. In 2001, income before extraordinary item included an impairment loss of $1.1 million on an investment in marketable equity securities and a provision for disallowed income tax deductions of $7.2 million. See Notes 6 and 14 to the Consolidated Financial Statements.

(4) Effective January 1, 2002, the company adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. As a result, goodwill is no longer amortized. Data for 2001 and prior periods have been restated to exclude the effect of goodwill amortization in order to present a more meaningful comparison.

(5) Assumes that receivables had not been sold under the company's off balance sheet receivables financing facility. See Note 9 to the Consolidated Financial Statements.

(6) Includes mandatorily redeemable preferred securities as equity.

(7) Includes mandatorily redeemable preferred securities as debt.

Business Description

The Company

Owens & Minor, Inc. and subsidiaries (O&M or the company) is the leading distributor of national name-brand medical and surgical supplies in the United States, distributing over 120,000 finished medical and surgical products produced by approximately 1,100 suppliers to approximately 4,000 customers from 41 distribution centers nationwide. The company's customers are primarily acute-care hospitals and integrated healthcare networks (IHNs), which account for more than 90% of O&M's net sales. Many of these hospital customers are represented by national healthcare networks (Networks) or group purchasing organizations (GPOs) that offer discounted pricing with suppliers and contract distribution services with the company. Other customers include alternate care providers such as clinics, home healthcare organizations, nursing homes, physicians' offices, rehabilitation facilities and surgery centers. The company typically provides its distribution services under contractual arrangements ranging from three to five years. Most of O&M's sales consist of consumable goods such as disposable gloves, dressings, endoscopic products, intravenous products, needles and syringes, sterile procedure trays, surgical products and gowns, urological products and wound closure products.

Founded in 1882 and incorporated in 1926 in Richmond, Virginia, as a wholesale drug company, the company redefined its mission in 1992, selling the wholesale drug division to concentrate on medical and surgical distribution. Since then, O&M has significantly expanded and strengthened its national presence through internal growth and acquisitions, generating nearly $4 billion of net sales in 2002. In November 2002, the company announced new strategic initiatives to offer supply chain management consulting services and third party logistics services to the healthcare industry, leveraging its existing reputation and relationships in the healthcare market as well as its physical infrastructure.

The Industry

Distributors of medical and surgical supplies provide a wide variety of products and services to healthcare providers, including hospitals and hospital-based systems, IHNs and alternate care providers. The company contracts with these providers directly and through Networks and GPOs. The medical/surgical supply distribution industry continues to experience growth due to the aging population and emerging medical technologies resulting in new healthcare procedures and products. Over the years, healthcare providers have continued to change their health systems to meet the needs of the markets they serve. They have forged strategic relationships with national medical and surgical supply distributors to meet the challenges of managing the supply procurement and distribution needs of their entire network. The traditional role of distributors in warehousing and delivering medical and surgical supplies to customers is evolving into the role of assisting customers to manage the entire supply chain.

In recent years, the overall healthcare market has been characterized by the consolidation of healthcare providers into larger and more sophisticated entities seeking to lower their total costs. These providers have sought to lower total product costs by obtaining incremental value-added services from medical and surgical supply distributors. These trends have driven significant consolidation within the medical/surgical supply distribution industry due to the competitive advantages enjoyed by larger distributors, which include, among other things, the ability to serve nationwide customers, buy inventory in volume and develop technology platforms and decision support systems.

The Business

Through its core distribution business, the company purchases a high volume of medical and surgical products from suppliers, warehouses these items at its distribution centers and provides delivery services to its customers. O&M's 41 distribution centers are located throughout the United States and are situated close to its major customer facilities. These distribution centers generally serve hospitals and other customers within a 200-mile radius, delivering most medical and surgical supplies with a fleet of leased trucks. Almost all of O&M's delivery personnel are employees of the company, providing more effective control of customer service. The company customizes its product pallets and truckloads according to the needs of its customers, thus enabling them to reduce labor on the receiving end. Furthermore, delivery times are adjusted to customers' needs, allowing them to streamline receiving activities. Contract carriers and parcel services are used to transport all other medical and surgical supplies.

O&M strives to make the supply chain more efficient through the use of advanced warehousing, delivery and purchasing techniques, enabling customers to order and receive products using just-in-time and stockless services. A key component of this strategy is a significant investment in advanced information technology, which includes automated warehousing technology as well as OMDirect℠, an Internet-based product catalog and direct ordering system, which supplements existing EDI and XML technologies to communicate with customers and suppliers.

Products & Services

In addition to its core medical and surgical supply distribution service, the company offers value-added services in supply chain management, logistics and information technology to help its customers control healthcare costs, improve inventory management and increase profitability. In late 2002, the company announced two new initiatives designed to provide additional value-added services to the healthcare industry.

- *OMSolutions℠:* OMSolutions℠ provides consulting and outsourcing services to customers. Programs offered by OMSolutions℠ include long-term partnership initiatives such as outsourced materials management; integrated operating room management; clinical inventory management; order optimization; and WISDOM^{2}℠ implementation; and outsourced warehousing. OMSolutions℠ also offers a menu of supply chain management services such as: receiving and storeroom redesign; physical inventories; and reconfiguration of periodic automatic replenishment systems. These services are designed to improve supply chain efficiency and allow the provider to focus on patient care.

- *Third Party Logistics (3PL):* Owens & Minor offers logistics and supply chain management services in the following main categories: physical distribution to include warehousing and transportation management; and consulting services. In order to make the most of these opportunities, the company intends to leverage its existing relationships with suppliers and end-users, its activity-based costing expertise, and its distribution facilities, transportation systems and information technology. The company's goal is to ensure that products reach the patient in the most cost-effective manner.

Other services offered by the company include:

- *CostTrack℠:* This activity-based management approach helps customers identify and track the cost drivers in their procurement and handling activities, giving them the information they need to drive workflow efficiencies, raise employee productivity and reduce costs. With CostTrack℠, the pricing of services provided to customers is based on the variety of services that they choose, as compared to a traditional cost-plus pricing model. In 2002, 32% of the company's net sales were generated through the CostTrack℠ program, up from nearly 28% in 2001.

- *WISDOM℠:* This Internet-accessed decision support tool connects customers, suppliers and GPOs to the company's data warehouse. WISDOM℠ offers customers secure online access to a wide variety of reports, which summarize purchasing history, contract compliance, product usage and other related data. This timely information helps customers consolidate purchasing information across their healthcare systems and identify opportunities for product standardization, contract compliance and supplier consolidation.

- *WISDOM^{2}℠:* The second generation of WISDOM℠, this Internet-based decision support tool provides customers access to purchasing information not only for their purchases from Owens & Minor, but for all medical/surgical manufacturers and suppliers recorded in their materials management information systems. This timely information helps customers identify opportunities for product standardization, contract compliance, order optimization and efficiencies in their overall purchasing activity.

- *PANDAC® Wound Closure Asset Management Program:* This information-based program provides customers with an evaluation of their current and historical wound closure inventories and usage levels, helping them reduce their investment in high-cost wound management supplies and control their costs per operative case.

- *FOCUS™:* This supplier partnership program drives product standardization and consolidation for the company and its customers. By increasing the volume of purchases from the company's most efficient suppliers, FOCUS™ provides operational benefits and cost savings throughout the supply chain. FOCUS™ centers around both commodity and preference product standardization.

- *MediChoice™:* In 2002, the company launched this private label program designed to provide value and choice to customers. The MediChoice™ line currently includes commodity products such as isolation gowns, shoe covers, hot- and cold-packs, and crutches. The company plans to introduce additional products under the MediChoice™ label in the future.

Customers

The company currently provides its distribution services to approximately 4,000 healthcare providers, including hospitals, IHNs and alternate care providers, contracting with them directly and through Networks and GPOs. In recent years, the company has also begun to provide logistics services to manufacturers of medical and surgical products.

Networks and GPOs

Networks and GPOs are entities that act on behalf of a group of healthcare providers to obtain better pricing and other benefits that may be unavailable to individual members. Hospitals, physicians and other types of healthcare providers have joined Networks and GPOs to take advantage of improved economies of scale and to obtain services from medical and surgical supply distributors ranging from discounted product pricing to logistical and clinical support. Networks and GPOs negotiate directly with medical and surgical product suppliers and distributors on behalf of their members, establishing exclusive or multi-supplier relationships. However, networks and GPOs cannot ensure that members will purchase their supplies from a given distributor. O&M is a distributor for Novation, the supply company of VHA, Inc. and University HealthSystem Consortium, which represents the purchasing interests of more than 2,300 healthcare organizations. Sales to Novation members represented approximately 50% of the company's net sales in 2002. The company is also a distributor for Broadlane, a GPO providing national contracting for more than 490 acute-care hospitals and more than 1,500 sub-acute care facilities, including Tenet Healthcare Corporation, one of the largest for-profit hospital chains in the nation. Sales to Broadlane members represented approximately 14% of O&M's net sales in 2002.

IHNs

IHNs are typically networks of different types of healthcare providers that seek to offer a broad spectrum of healthcare services and comprehensive geographic coverage to a particular local market. IHNs have become increasingly important because of their expanding role in healthcare delivery and cost containment and their reliance upon the hospital as a key component of their organizations. Individual healthcare providers within a multiple-entity IHN may be able to contract individually for distribution services; however, the providers' shared economic interests create strong incentives for participation in distribution contracts established at the system level. Because IHNs frequently rely on cost containment as a competitive advantage, IHNs have become an important source of demand for O&M's enhanced inventory management and other value-added services.

Individual Providers

In addition to contracting with healthcare providers at the IHN level, and through Networks and GPOs, O&M contracts directly with individual healthcare providers.

Sales and Marketing

O&M's sales and marketing function is organized to support its decentralized field sales teams of approximately 200 people. Based in the company's distribution centers nationwide, the company's local sales teams are positioned to respond to customer needs quickly and efficiently. National account directors work closely with Networks and GPOs to meet their needs and coordinate activities with their individual member facilities. In addition, O&M has a national field organization, OMSpecialties℠, which is focused on assisting customers in the clinical environment. O&M provides special training and support tools to its sales team to help promote these programs and services.

Contracts and Pricing

Industry practice is for healthcare providers or their GPOs to negotiate product pricing directly with suppliers and then negotiate distribution pricing terms with distributors. When product pricing is not determined by contracts between the supplier and the healthcare provider, it is determined by the distribution agreement between the healthcare provider and the distributor.

The majority of O&M's distribution arrangements compensate the company on a cost-plus percentage basis under which a negotiated fixed-percentage distributor fee is added to the product cost agreed to by the customer and the supplier. The determination of this fee is typically based on customer size, as well as other factors, and usually remains constant for the life of the contract. In many cases, distribution contracts in the medical/surgical supply industry specify a minimum volume of product to be purchased and are terminable by the customer upon short notice.

In some cases, the company may offer pricing that varies during the life of the contract, depending upon purchase volume and, as a result, the negotiated fixed percentage distributor fee may increase or decrease. Under these contracts, customers' distribution fees may be re-set after a measurement period to either more or less favorable pricing based on significant changes in purchase volume. If a customer's distribution fee percentage is adjusted, the modified percentage distributor fee applies only to a customer's purchases made following the change. Because customer sales volumes typically change gradually, changes in distributor fee percentages for individual customers under this type of arrangement have an insignificant impact on total company results.

Pricing under O&M's CostTrack℠ activity-based pricing model differs from pricing under a traditional cost-plus model. With CostTrack℠, the pricing of services provided to customers is based on the type and level of services that they choose, as compared to a traditional cost-plus pricing model. As a result, this pricing model more accurately aligns the distribution fees charged to the customer with the costs of the individual services provided.

O&M also has arrangements that charge incremental fees for additional distribution and enhanced inventory management services, such as more frequent deliveries and distribution of products in small units of measure. Although the company's sales personnel based in the distribution centers negotiate local arrangements and pricing levels with customers, corporate management has established minimum pricing levels and a contract review process.

Suppliers

O&M believes that its size, strength and long-standing relationships enable it to obtain attractive terms from suppliers, including discounts for prompt payment and volume incentives. The company has well-established relationships with virtually all major suppliers of medical and surgical supplies, and works with its largest suppliers to create operating efficiencies in the supply chain.

Approximately 16% of O&M's net sales in 2002 were sales of Johnson & Johnson Health Care Systems, Inc. products. Approximately 14% of O&M's 2002 net sales were sales of products of the subsidiaries of Tyco International, which include The Kendall Company, United States Surgical and Mallinckrodt.

Information Technology

To support its strategic efforts, the company has developed information systems to manage virtually all aspects of its operations, including warehouse and inventory management, asset management and electronic commerce. O&M believes that its investment in and use of technology in the management of its operations provides the company with a significant competitive advantage.

In 2002, O&M signed a seven-year agreement with Perot Systems Corporation to outsource its information technology ("IT") operations, including the management, start-up and operation of its mainframe computer and distributed services processing as well as application support, development and enhancement services. This agreement extends and expands a relationship that began in 1998. This relationship has allowed the company to provide resources to major IT initiatives, which support internal operations and enhance services to customers and suppliers.

The company has focused its technology spending on electronic commerce, data warehousing and decision support, supply chain management and warehousing systems, sales and marketing programs and services, as well as significant infrastructure enhancements. O&M is an industry leader in the use of electronic commerce to conduct business transactions with customers and suppliers, using OMDirect℠, an Internet-based product catalog and direct ordering system, to supplement existing EDI and XML technologies.

The company also provides distribution services for several Internet-based medical and surgical supply companies. O&M is committed to an ongoing investment in an open, Internet-based electronic commerce platform to support the company's supply chain management initiatives and to enable expansion into new market segments for medical and surgical products.

Asset Management

In the medical/surgical supply distribution industry, a significant investment in inventory and accounts receivable is required to meet the rapid delivery requirements of customers and provide high-quality service. As a result, efficient asset management is essential to the company's profitability. O&M is highly focused on effective control of inventory and accounts receivable, and draws on technology to achieve this goal.

Inventory

The significant and ongoing emphasis on cost control in the healthcare industry puts pressure on suppliers, distributors and healthcare providers to create more efficient inventory management systems. O&M has responded to these ongoing challenges by developing inventory forecasting capabilities, a client/server warehouse management system, a product standardization and consolidation initiative, and a vendor-managed inventory process. This vendor-managed inventory process allows some of the company's major suppliers to monitor daily sales, inventory levels and product forecasts electronically so they can automatically and accurately replenish O&M's inventory.

Accounts Receivable

The company's credit practices are consistent with those of other medical and surgical supply distributors. O&M actively manages its accounts receivable through a decentralized approach that puts the company closer to the customer and enables it to effectively collect its receivables and to minimize credit risk.

Competition

The medical/surgical supply distribution industry in the United States is highly competitive and consists of three major nationwide distributors: O&M; Cardinal Health (formerly known as Allegiance Corp.); and McKesson Medical-Surgical, a subsidiary of McKesson HBOC, Inc. The industry also includes a number of regional and local distributors.

Competitive factors within the medical/surgical supply distribution industry include total delivered product cost, product availability, the ability to fill and invoice orders accurately, delivery time, services provided, inventory management, information technology, electronic commerce capabilities and the ability to meet special customer requirements. O&M believes its emphasis on technology, combined with its customer-focused approach to distribution and value-added services, enables it to compete effectively with both larger and smaller distributors by being located near the customer and offering a high level of customer service.

Other Matters

Regulation

The medical/surgical supply distribution industry is subject to regulation by federal, state and local government agencies. Each of O&M's distribution centers is licensed to distribute medical and surgical supplies, as well as certain pharmaceutical and related products. The company must comply with regulations, including operating and security standards for each of its distribution centers, of the Food and Drug Administration, the Occupational Safety and Health Administration, state boards of pharmacy and, in certain areas, state boards of health. O&M believes it is in material compliance with all statutes and regulations applicable to distributors of medical and surgical supply products and pharmaceutical and related products, as well as other general employee health and safety laws and regulations.

Employees

At the end of 2002, the company had 2,968 full-time and part-time employees. O&M believes that ongoing employee training is critical to performance, and recently launched Owens & Minor University, an in-house training program including on-line and in-house classes in leadership, management development, finance, operations and sales. Management believes that relations with employees are good.

Properties

O&M's corporate headquarters are located in western Henrico County, in a suburb of Richmond, Virginia, in facilities leased from unaffiliated third parties. The company owns two undeveloped parcels of land adjacent to its corporate headquarters. The company also owns an undeveloped parcel of land in nearby Hanover County to be used for its future corporate headquarters. The company leases offices and warehouses for 40 of its distribution centers across the United States from unaffiliated third parties. In addition, the company has an arrangement with a warehousing company in Honolulu, Hawaii. In the normal course of business, the company regularly assesses its business needs and makes changes to the capacity and location of its distribution centers. The company believes that its facilities are adequate to carry on its business as currently conducted. A number of leases are scheduled to terminate within the next several years. The company believes that, if necessary, it could find facilities to replace these leased premises without suffering a material adverse effect on its business.

Management's Discussion & Analysis

2002 Financial Results

Overview. In 2002, O&M earned net income of $47.3 million, or $1.27 per diluted common share, compared with $23.0 million, or $0.68 per diluted common share in 2001, and $33.1 million, or $0.94 per diluted common share in 2000. Excluding unusual items and goodwill amortization, net income for 2002 increased to $48.7 million, or $1.30 per diluted common share, from $42.8 million, or $1.17 per diluted common share, for 2001 and $38.0 million, or $1.07 per diluted common share, for 2000. The increase from 2001 to 2002 was the result of increased sales, a reduction of financing costs and success in controlling operating expenses and improving productivity. The increase from 2000 to 2001 was primarily due to the increase in sales, a reduction of financing costs, and a lower effective tax rate for ongoing operations.

The following table presents the company's consolidated statements of income on a percentage of net sales basis:

Year ended December 31,	2002	2001	2000
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	89.4	89.3	89.3
Gross margin	10.6	10.7	10.7
Selling, general and administrative expenses	7.8	7.8	7.7
Depreciation and amortization	0.4	0.4	0.4
Amortization of goodwill	—	0.2	0.2
Interest expense, net	0.3	0.3	0.3
Discount on accounts receivable securitization	0.0	0.1	0.2
Impairment loss on investment	—	0.0	—
Distributions on mandatorily redeemable preferred securities	0.2	0.2	0.2
Restructuring credit	(0.0)	(0.0)	(0.0)
Total expenses	8.6	9.0	9.0
Income before income taxes and extraordinary item	2.0	1.7	1.7
Income tax provision	0.8	0.9	0.8
Income before extraordinary item	1.2	0.8	0.9
Extraordinary item, net of tax	0.0	(0.2)	—
Net income	1.2%	0.6%	0.9%

Unusual items. In 2002, the company incurred a $3.0 million charge, or $1.8 million net of tax, due to the cancellation of a mainframe computer services contract that was replaced by a new information technology agreement. The company also realized a $50 thousand extraordinary gain, net of tax, resulting from the repurchase of mandatorily redeemable preferred securities. In 2001, unusual items included a $1.1 million impairment loss on an investment in marketable equity securities, a $7.2 million additional tax provision related principally to disallowed interest deductions for corporate-owned life insurance for the years 1995 through 1998, and a $7.1 million after-tax extraordinary loss on the early retirement of debt. Net income in 2002, 2001 and 2000 also included reductions in a restructuring reserve, originally established in 1998, of $0.3 million, $0.8 million, and $0.4 million, net of tax.

Goodwill amortization. On January 1, 2002, the company adopted the provisions of Statement of Financial Accounting Standards No. (SFAS) 142, *Goodwill and Other Intangible Assets,* under which the company no longer records goodwill amortization expense.

The following tables reconcile selected results of operations as reported under generally accepted accounting principles to results excluding unusual items and goodwill amortization for the years ended December 31, 2002, 2001 and 2000:

(in thousands, except per share data)

Year ended December 31, 2002	As reported	Unusual items	As Adjusted	% of net sales
Selling, general and administrative expenses	$307,015	$ (2,987)	$304,028	7.7%
Income before income taxes and extraordinary item	$ 78,197	$ 2,500	$ 80,697	2.0%
Income tax provision	30,980	1,017	31,997	0.8%
Income before extraordinary item	47,217	1,483	48,700	1.2%
Extraordinary item, net of tax	50	(50)	—	—
Net income	$ 47,267	$ 1,433	$ 48,700	1.2%
Per common share - diluted:				
Income before extraordinary item	$ 1.26		$ 1.30	
Extraordinary item, net of tax	0.01		—	
Net income	$ 1.27		$ 1.30	

Year ended December 31, 2001	As reported	Goodwill amortization	Unusual items	As Adjusted	% of net sales
Income before income taxes and extraordinary item	$ 64,577	$ 5,974	$ (405)	$ 70,146	1.8%
Income tax provision	34,474	646	(7,817)	27,303	0.7%
Income before extraordinary item	30,103	5,328	7,412	42,843	1.1%
Extraordinary item, net of tax	(7,068)	—	7,068	—	—
Net income	$ 23,035	$ 5,328	$14,480	$ 42,843	1.1%
Per common share - diluted:					
Income before extraordinary item	$ 0.85			$ 1.17	
Extraordinary item, net of tax	(0.17)			—	
Net income	$ 0.68			$ 1.17	

Year ended December 31, 2000	As reported	Goodwill amortization	Unusual items	As Adjusted	% of net sales
Income before income taxes	$ 60,160	$ 5,988	$ (750)	$ 65,398	1.9%
Income tax provision	27,072	659	(338)	27,393	0.8%
Net income	$ 33,088	$ 5,329	$ (412)	$ 38,005	1.1%
Net income per diluted common share	$ 0.94			$ 1.07	

Results of Operations

Net sales. Net sales increased by 4% to $3.96 billion for 2002, from $3.81 billion for 2001. During 2002, the company's sales were impacted by losses of certain customers in late 2001 and early 2002, including those who chose other distributors in 2001 in connection with the Novation contract renewal. Other new business awarded in early 2002 transitioned more slowly than expected; however, this new business, combined with penetration of existing accounts, more than offset the losses.

Net sales increased by 9% to $3.81 billion for 2001, from $3.50 billion for 2000. This increase resulted from further penetration of existing accounts, as well as new business, including the addition of several large customers. In April 2001, the company signed a new distribution agreement with Novation, the supply company of VHA, Inc. and University HealthSystem Consortium, continuing its long-standing relationship with these organizations.

The company anticipates sales growth for 2003 to be in the 3 to 6 percent range.

Net Sales
(billions)


'02
$3.96
'01
$3.81
'00
$3.50
'99
$3.19
'98
$3.09

Gross margin. Gross margin as a percentage of net sales for 2002 decreased slightly to 10.6% from 10.7% in 2001 and 2000. This decrease is the result of competitive pressures and more limited inventory buying opportunities.

For 2003, management anticipates continued competitive pressure. The company will continue to pursue opportunities for margin improvement, including an emphasis on providing value-added services to customers, as well as further development of the MediChoice™ private label product line. The company will also continue to pursue available buying opportunities in order to reduce the cost of goods sold.

Gross Margin % vs. SG&A % of Net Sales


Gross Margin %
10.6%
2.8%
2.9%
3.0%
2.9%
2.9%
7.7%(1)
SG&A %
'98
'99
'00
'01
'02

(1) *Before unusual charge described below*

Selling, general and administrative expenses. In July 2002, the company entered into a new, seven-year information technology agreement with Perot Systems Corporation, expanding an existing outsourcing relationship. As a result of the new agreement, O&M recorded a liability for termination costs of $3.0 million in connection with the impending cancellation of its existing contract for mainframe computer services. This charge is included in selling, general and administrative (SG&A) expense for 2002.

Excluding the cancellation charge, SG&A expenses as a percentage of sales were 7.7% in 2002, compared with 7.8% in 2001 and 7.7% in 2000. The decrease from 2001 to 2002 is partly the result of a decrease in warehouse personnel costs made possible by the completion of significant customer and business transitions that occurred in 2001. Additionally, SG&A expenses continued to improve as a result of ongoing company-wide efforts to increase productivity and reduce expenses such as delivery expense and travel.

The increase from 2000 to 2001 was primarily the result of higher personnel, warehouse and employee benefits costs driven by customer and business transitions, including higher than normal activity levels related to customer sign-ups as a result of the Novation contract renewal, the addition of several large new customer accounts, and changes in the levels of service provided to certain customers, such as the addition of low unit-of-measure delivery.

In 2003, management expects increased investment in new strategic initiatives, such as its OMSolutions℠ hospital consulting and 3PL services, and in-house training programs. In addition, the company expects to implement operational standardization initiatives that will ultimately result in productivity improvements.

Net interest expense and discount on accounts receivable securitization (financing costs). Net financing costs totaled $12.2 million in 2002, compared with $17.7 million in 2001 and $19.4 million in 2000. Net financing costs included collections of customer finance charges of $4.2 million in 2002, compared with $4.5 million in 2001 and $5.3 million in 2000. Net financing costs in 2002 also included a write-off of $0.2 million of deferred financing costs related to the replacement of the company's revolving credit facility and $0.7 million in fees related to the origination of a new off balance sheet receivables financing facility. Excluding these items and the collection of customer finance charges, financing costs decreased to $15.4 million from $22.2 million in 2001 and $24.8 million in 2000. The decreases in financing costs from year to year were primarily driven by lower outstanding financing levels and lower effective interest rates. Effective interest rates improved as a result of both the refinancing of the company's long-term debt in mid-2001 and from decreases in short-term interest rates. O&M expects to continue to manage its financing costs by managing working capital levels. Future financing costs will be affected primarily by changes in short-term interest rates, as well as working capital requirements.



Financing
(millions)
$450
$300
$150
$0
$30
$20
$10
$0
'98
'99
'00
'01
'02
Outstanding Financing
Financing Costs

Impairment loss on investment. The company owns equity securities of a provider of business-to-business e-commerce services in the healthcare industry. The market value of these securities fell significantly below the company's original cost basis and, as management believed that recovery in the near term was unlikely, the company recorded an impairment charge of $1.1 million in the third quarter of 2001.

Restructuring credits. As a result of the cancellation of a significant customer contract in 1998, the company recorded a nonrecurring restructuring charge of $6.6 million, after taxes, to downsize operations. The company periodically re-evaluates its restructuring reserve, and since the actions under this plan have resulted in lower projected total costs than originally anticipated, the company has recorded reductions in the reserve in 2002, 2001 and 2000 of $0.5 million, $1.5 million and $0.8 million, which have increased net income by $0.3 million, $0.8 million and $0.4 million. These adjustments resulted primarily from the re-utilization of warehouse space that had previously been vacated under the restructuring plan, the resolution of uncertainties related to potential asset write-offs, and changes in expectations regarding the sublease of vacated warehouse space. In 2002, 2001 and 2000, amounts of $0.4 million, $0.3 million and $1.8 million were charged against the restructuring liability. The remaining accrual consists primarily of expected losses on a lease commitment for vacated office space and a provision for losses on disputed accounts receivable.

Income taxes. The provision for income taxes was $31.0 million in 2002, compared with $34.5 million in 2001 and $27.1 million in 2000. Income tax expense for 2001 included a $7.2 million provision for estimated tax liabilities related principally to interest deductions for corporate-owned life insurance claimed on the company's tax returns for the years 1995 through 1998. Excluding this charge, goodwill amortization, and the other unusual items previously mentioned, O&M's effective tax rate was 39.7% in 2002, compared with 38.9% in 2001 and 41.9% in 2000. The increase in rate from 2001 to 2002 resulted primarily from increases in certain non-deductible expenses. The reduction in rate from 2000 to 2001 resulted primarily from lower effective state income tax rates and decreases in the effect of certain nondeductible items.

Financial Condition, Liquidity and Capital Resources

Liquidity. Combined outstanding debt and off balance sheet receivables financing decreased by $33.3 million to $240.2 million at December 31, 2002, from December 31, 2001, as a result of favorable cash flow. Excluding sales of accounts receivable under the company's off balance sheet receivables financing facility (Receivables Financing Facility), $55.7 million of cash was provided by operating activities in 2002, compared with $11.6 million in 2001 and $68.8 million in 2000. This increase in operating cash flow from 2001 to 2002 was the result of slower sales growth in 2002, as well as inventory reductions made possible by the completion of customer transitions that began in 2001.

On July 2, 2001, the company issued $200 million of 8½% Senior Subordinated Notes which will mature in July 2011. The proceeds from these notes were used to retire the company's $150 million of 10⅞% Senior Subordinated Notes and to reduce the amount of outstanding financing under the Receivables Financing Facility. The retirement of the 10⅞% Notes resulted in an extraordinary loss on the early retirement of debt of $7.1 million, net of income tax benefit. In conjunction with the new notes, the company entered into interest rate swap agreements through 2011 under which the company pays counterparties a variable rate based on London Interbank Offered Rate (LIBOR) and the counterparties pay the company a fixed interest rate of 8½% on a notional amount of $100 million.

Effective April 30, 2002, the company replaced its revolving credit facility with a new agreement expiring in April 2005. The credit limit of the new facility is $150 million, of which $4.0 million is reserved for certain letters of credit. The interest rate is based on, at the company's discretion, LIBOR, the Federal Funds Rate or the Prime Rate. Under the new facility, the company is charged a commitment fee of between 0.30% and 0.40% on the unused portion of the facility, and a utilization fee of 0.25% if borrowings exceed $75 million. The terms of the new agreement limit the amount of indebtedness that the company may incur, require the company to maintain certain levels of net worth, current ratio, leverage ratio and fixed charge coverage ratio, and restrict the ability of the company to materially alter the character of the business through consolidation, merger, or purchase or sale of assets. At December 31, 2002, the company was in compliance with these covenants.

Effective April 30, 2002, the company replaced its Receivables Financing Facility with a new agreement expiring in April 2005. Under the terms of the new facility, O&M Funding, a wholly owned subsidiary, is entitled to sell, without recourse, up to $225 million of its trade receivables to a group of unrelated third party purchasers at a cost of funds based on either commercial paper rates, the Prime Rate, or LIBOR. The terms of the new agreement require the company to maintain certain levels of net worth, current ratio, leverage ratio and fixed charge coverage ratio, and restrict the company's ability to materially alter the character of the business through consolidation, merger, or purchase or sale of assets. At December 31, 2002, the company was in compliance with these covenants.

In November 2002, the company announced a repurchase plan representing a combination of its common stock and its $2.6875 Term Convertible Securities, Series A issued by the company's wholly owned subsidiary Owens & Minor Trust I ("Trust Preferred Securities"). Under this plan, up to $50 million of Trust Preferred Securities and common stock, with a maximum of $35 million in common stock, may be purchased by the company. The shares of common stock and Trust Preferred Securities may be acquired from time to time through December 31, 2003, in the open market, in block trades, in private transactions or otherwise. In December 2002, the company repurchased 137,000 shares of Trust Preferred Securities resulting in an extraordinary gain of $50 thousand, net of tax. From January 1 through February 24, 2003, the company repurchased 661,500 shares of common stock and 250,000 shares of Trust Preferred Securities. Each share of Trust Preferred Securities represents 2.4242 shares of potential common shares for the purposes of computing earnings per diluted common share.

The company expects that its available financing will be sufficient to fund its working capital needs and long-term strategic growth, although this cannot be assured. At December 31, 2002, O&M had $118.1 million of unused credit under its revolving credit facility and the ability to sell an additional $225.0 million of accounts receivable under the Receivables Financing Facility.

The following is a summary of the company's significant contractual obligations as of December 31, 2002:

(in millions)

		Payments due by period			
Contractual obligations	**Total**	**Less than 1 year**	**1-3 years**	**4-5 years**	**After 5 years**
Long-term debt[1]	$ 227.9	$ —	$ 27.9	$ —	$ 200.0
Mandatorily redeemable preferred securities[2]	125.2	—	—	—	125.2
Operating leases[3]	72.2	24.0	32.8	12.8	2.6
Other contractual obligations[3]	200.6	34.4	59.8	59.4	47.0
Total contractual obligations	$ 625.9	$ 58.4	$ 120.5	$ 72.2	$ 374.8

(1) See Note 8 to the Consolidated Financial Statements. (2) See Note 11 to the Consolidated Financial Statements. (3) See Note 18 to the Consolidated Financial Statements.

Capital Expenditures. Capital expenditures were approximately $9.8 million in 2002, down from $16.8 million in 2001. In 2001, the company spent $3.3 million to purchase land for its future corporate headquarters. The remaining decrease was a result of lower spending on software development in 2002 and fewer warehouse relocations.

Critical Accounting Policies

The company's consolidated financial statements and accompanying notes have been prepared in accordance with generally accepted accounting principles. The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. The company continually evaluates the accounting policies and estimates it uses to prepare its financial statements. Management's estimates are generally based on historical experience and various other assumptions that are judged to be reasonable in light of the relevant facts and circumstances. Because of the uncertainty inherent in such estimates, actual results may differ.

Critical accounting policies are defined as those policies that relate to estimates that require a company to make assumptions about matters that are highly uncertain at the time the estimate is made and could have a material impact on the company's results due to changes in the estimate or the use of different estimates that could reasonably have been used. The company believes its critical accounting policies and estimates include its allowances for losses on accounts and notes receivable, inventory valuation and accounting for goodwill.

Allowances for losses on accounts and notes receivable. The company maintains valuation allowances based upon the expected collectibility of accounts and notes receivable. The allowances include specific amounts for accounts that are likely to be uncollectible, such as customer bankruptcies and disputed amounts, and general allowances for accounts that may become uncollectible. These allowances are estimated based on many factors such as industry trends, current economic conditions, creditworthiness of customers, age of the receivables and changes in customer payment patterns. At December 31, 2002, the company had accounts and notes receivable of $354.9 million, net of allowances of $6.8 million. An unexpected bankruptcy or other adverse change in financial condition of a customer could result in increases in these allowances, which could have a material impact on net income. The company actively manages its accounts receivable to minimize credit risk.

Inventory valuation. In order to state inventories at the lower of LIFO cost or market, the company maintains an allowance for obsolete and excess inventory based upon the expectation that some inventory will become obsolete and be sold for less than cost or become unsaleable altogether. The allowance is estimated based on factors such as age of the inventory and historical trends. At December 31, 2002, the company had inventory of $351.8 million, net of an allowance of $1.9 million. Changes in product specifications, customer product preferences or the loss of a customer could result in unanticipated impairment in net realizable value that may have a material impact on cost of goods sold, gross margin, and net income. The company actively manages its inventory levels to minimize the risk of loss and has consistently achieved a high level of inventory turnover.

Goodwill. On January 1, 2002, the company adopted the provisions of SFAS 142, *Goodwill and Other Intangible Assets.* The provisions of SFAS 142 state that goodwill should not be amortized but should be tested for impairment upon adoption of the standard and, at least annually, at the reporting unit level. As a result, the company no longer records goodwill amortization expense.

The company performs an impairment test of its goodwill based on its reporting units as defined in SFAS 142 on an annual basis. In performing the impairment test, the company determines the fair value of its reporting units using valuation techniques which can include multiples of the units' earnings before interest, taxes, depreciation and amortization (EBITDA), present value of expected cash flows and quoted market prices. The EBITDA multiples are based on an analysis of current market capitalizations and recent acquisition prices of similar companies.

The fair value of each reporting unit is then compared to its carrying value to determine potential impairment. The company's goodwill totaled $198.1 million at December 31, 2002.

The impairment review required by SFAS 142 requires the extensive use of accounting judgment and financial estimates. The application of alternative assumptions, such as a change in discount rates or EBITDA multiples, or the testing for impairment at a different level of organization or on a different organization structure, could produce materially different results.

Recent Accounting Pronouncements

In September 2001, the Financial Accounting Standards Board (FASB) issued SFAS 143, *Accounting for Asset Retirement Obligations.* The provisions of SFAS 143 address financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The company will be required to adopt the provisions of this standard beginning on January 1, 2003. Management believes that adoption of this standard will not have a material effect on the company's financial condition or results of operations.

In May 2002, the FASB issued SFAS 145, *Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.* The most significant provisions of SFAS 145 address the termination of extraordinary item treatment for gains and losses on early retirement of debt. The company will be required to adopt the provisions of this standard beginning on January 1, 2003. Upon adoption of the standard, the company will modify the presentation of its 2001 and 2002 results with respect to its loss on early retirement of debt and its gain on the repurchase of mandatorily redeemable preferred securities. However, adoption of the standard will not affect the company's financial condition or results of operations.

In July 2002, the FASB issued SFAS 146, *Accounting for Costs Associated with Exit or Disposal Activities.* The provisions of SFAS 146 modify the accounting for the costs of exit and disposal activities by requiring that liabilities for those activities be recognized when the liability is incurred. Previous accounting literature permitted recognition of some exit and disposal liabilities at the date of commitment to an exit plan. The provisions of this statement will be effective for any exit or disposal activities that the company may initiate after December 31, 2002.

In November 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34.* This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002, and are not expected to have a material effect on the company's financial statements. The disclosure requirements are effective for financial statements of interim and annual periods ending after December 15, 2002.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.* This Interpretation addresses the consolidation by business enterprises of variable interest entities as defined in the Interpretation. The Interpretation applies immediately to variable interests in variable interest entities created after January 31, 2003, and to variable interests in variable interest entities obtained after January 31, 2003. For variable interests in a variable interest entity created before February 1, 2003, the Interpretation is applicable as of July 1, 2003. The application of this Interpretation is not expected to have a material effect on the company's financial statements. The Interpretation requires certain disclosures in financial statements issued after January 31, 2003, if it is reasonably possible that the company will consolidate or disclose information about variable interest entities when the Interpretation becomes effective.

Customer Risk

The company is subject to risks associated with changes in the medical industry, including competition and continued efforts to control costs, which place pressure on operating margin, changes in the way medical and surgical services are delivered, and changes in manufacturer preferences between the sale of product directly to hospital customers and the use of wholesale distribution. The loss of one of the company's larger customers could have a significant effect on its business.

Market Risk

O&M provides credit, in the normal course of business, to its customers. The company performs ongoing credit evaluations of its customers and maintains reserves for credit losses.

The company is exposed to market risk relating to changes in interest rates. To manage this risk, O&M uses interest rate swaps to modify the company's balance of fixed and variable rate financing. The company is exposed to certain losses in the event of nonperformance by the counterparties to these swap agreements. However, O&M's exposure is not significant and, since the counterparties are investment grade financial institutions, nonperformance is not anticipated.

The company is exposed to market risk from both changes in interest rates related to its interest rate swaps and changes in discount rates related to its Receivables Financing Facility. Interest expense and discount on accounts receivable securitization are subject to change as a result of movements in interest rates. As of December 31, 2002, O&M had $100 million of interest rate swaps on which the company pays a variable rate based on LIBOR and receives a fixed rate. A hypothetical increase in interest rates of 100 basis points would result in a potential reduction in future pre-tax earnings of approximately $1.0 million per year in connection with the swaps. The company had no outstanding financing under its Receivables Financing Facility at December 31, 2002, but does sell receivables under the facility from time to time. A hypothetical increase in interest rates of 100 basis points would result in a potential reduction in future pre-tax earnings of approximately $0.1 million per year for every $10 million of outstanding financing under the Receivables Financing Facility.

Forward-Looking Statements

Certain statements in this discussion constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Although O&M believes its expectations with respect to the forward-looking statements are based upon reasonable assumptions within the bounds of its knowledge of its business and operations, all forward-looking statements involve risks and uncertainties and, as a result, actual results could differ materially from those projected, anticipated or implied by these statements. Such forward-looking statements involve known and unknown risks, including, but not limited to: general economic and business conditions; the ability of the company to implement its strategic initiatives; dependence on sales to certain customers; dependence on suppliers; changes in manufacturer preferences between direct sales and wholesale distribution; competition; changing trends in customer profiles; the ability of the company to meet customer demand for additional value-added services; the ability to convert customers to CostTrack℠; the availability of supplier incentives; the ability to capitalize on buying opportunities; the ability of business partners to perform their contractual responsibilities; the ability to manage operating expenses; the ability of the company to manage financing costs and interest rate risk; the risk that a decline in business volume or profitability could result in an impairment of goodwill; the ability to timely or adequately respond to technological advances in the medical supply industry; the ability to successfully identify, manage or integrate possible future acquisitions; the outcome of outstanding litigation; and changes in government regulations. As a result of these and other factors, no assurance can be given as to the company's future results. The company is under no obligation to update or revise any forward-looking statements, whether as a result of new information, future results, or otherwise.

Consolidated Statements of Income

(in thousands, except per share data)

Year ended December 31,	2002	2001	2000
Net sales	$3,959,781	$3,814,994	$3,503,583
Cost of goods sold	3,539,911	3,406,758	3,127,911
Gross margin	419,870	408,236	375,672
Selling, general and administrative expenses	307,015	296,807	268,205
Depreciation and amortization	15,926	16,495	15,527
Amortization of goodwill	–	5,974	5,988
Interest expense, net	10,403	13,363	12,566
Discount on accounts receivable securitization	1,782	4,330	6,881
Impairment loss on investment	–	1,071	–
Distributions on mandatorily redeemable preferred securities	7,034	7,095	7,095
Restructuring credit	(487)	(1,476)	(750)
Total expenses	341,673	343,659	315,512
Income before income taxes and extraordinary item	78,197	64,577	60,160
Income tax provision	30,980	34,474	27,072
Income before extraordinary item	47,217	30,103	33,088
Extraordinary item, net of tax	50	(7,068)	–
Net income	$ 47,267	$ 23,035	$ 33,088
Per common share – basic:			
Income before extraordinary item	$ 1.40	$ 0.90	$ 1.01
Extraordinary item, net of tax	–	(0.21)	–
Net income	$ 1.40	$ 0.69	$ 1.01
Per common share – diluted:			
Income before extraordinary item	$ 1.26	$ 0.85	$ 0.94
Extraordinary item, net of tax	$ 0.01	(0.17)	–
Net income	$ 1.27	$ 0.68	$ 0.94
Cash dividends per common share	$ 0.31	$ 0.2725	$ 0.2475

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets

(in thousands, except per share data)

December 31,	2002	2001
Assets		
Current assets		
Cash and cash equivalents	$ 3,361	$ 953
Accounts and notes receivable, net	354,856	264,235
Merchandise inventories	351,835	389,504
Other current assets	19,701	24,760
Total current assets	729,753	679,452
Property and equipment, net	21,808	25,257
Goodwill	198,139	198,324
Deferred income taxes	3,950	–
Other assets, net	55,827	50,820
Total assets	$1,009,477	$953,853
Liabilities and shareholders' equity		
Current liabilities		
Accounts payable	$ 259,597	$286,656
Accrued payroll and related liabilities	12,985	12,669
Deferred income taxes	20,369	27,154
Other accrued liabilities	51,779	41,195
Total current liabilities	344,730	367,674
Long-term debt	240,185	203,449
Deferred income taxes	–	364
Other liabilities	27,975	14,123
Total liabilities	612,890	585,610
Company-obligated mandatorily redeemable preferred securities of subsidiary trust, holding solely convertible debentures of Owens & Minor, Inc.	125,150	132,000
Shareholders' equity		
Preferred stock, par value $100 per share; authorized – 10,000 shares Series A; Participating Cumulative Preferred Stock; none issued	–	–
Common stock, par value $2 per share; authorized – 200,000 shares; issued and outstanding – 34,113 shares and 33,885 shares	68,226	67,770
Paid-in capital	30,134	27,181
Retained earnings	179,554	142,854
Accumulated other comprehensive loss	(6,477)	(1,562)
Total shareholders' equity	271,437	236,243
Commitments and contingencies		
Total liabilities and shareholders' equity	$1,009,477	$953,853

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)

Year ended December 31,	2002	2001	2000
Operating activities			
Income before extraordinary item	$ 47,217	$ 30,103	$ 33,088
Adjustments to reconcile income before extraordinary item to cash provided by (used for) operating activities:			
Depreciation and amortization	15,926	22,469	21,515
Restructuring credit	(487)	(1,476)	(750)
Impairment loss on investment	–	1,071	–
Deferred income taxes	(8,002)	11,268	(1,293)
Provision for LIFO reserve	4,131	4,264	2,973
Provision for losses on accounts and notes receivable	2,673	2,347	1,920
Changes in operating assets and liabilities:			
Net decrease in receivables sold	(70,000)	(10,000)	(25,612)
Accounts and notes receivable, excluding sales of receivables	(23,294)	5,323	(11,286)
Merchandise inventories	33,538	(78,198)	23,935
Accounts payable	(40,059)	10,049	(14,783)
Net change in other current assets and current liabilities	14,668	48	8,926
Other liabilities	6,534	1,053	708
Other, net	2,893	3,320	3,814
Cash provided by (used for) operating activities	(14,262)	1,641	43,155
Investing activities			
Additions to property and equipment	(4,815)	(10,147)	(8,005)
Additions to computer software	(4,942)	(6,686)	(11,622)
Other, net	9	(858)	(152)
Cash used for investing activities	(9,748)	(17,691)	(19,779)
Financing activities			
Net proceeds from issuance of long-term debt	–	194,331	–
Payments to retire long-term debt	–	(158,594)	–
Payments to repurchase mandatorily redeemable preferred securities	(6,594)	–	–
Net proceeds from (payments on) revolving credit facility	27,900	(2,200)	(20,400)
Cash dividends paid	(10,567)	(9,182)	(8,156)
Proceeds from exercise of stock options	1,992	8,255	4,837
Increase (decrease) in drafts payable	13,000	(14,900)	2,800
Other, net	687	(1,333)	(2,500)
Cash provided by (used for) financing activities	26,418	16,377	(23,419)
Net increase (decrease) in cash and cash equivalents	2,408	327	(43)
Cash and cash equivalents at beginning of year	953	626	669
Cash and cash equivalents at end of year	$ 3,361	$ 953	$ 626

See accompanying notes to consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

(in thousands, except per share data)

	Common Shares Outstanding	Common Stock	Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
Balance December 31, 1999	32,711	$ 65,422	$ 12,890	$ 104,069	$ –	$ 182,381
Net income				33,088		33,088
Other comprehensive loss, net of tax:						
Unrealized loss on investment					(628)	(628)
Comprehensive income						32,460
Issuance of restricted stock, net of forfeitures	102	204	622			826
Unearned compensation			(139)			(139)
Cash dividends				(8,156)		(8,156)
Exercise of stock options	355	710	4,541			5,251
Other	12	24	125			149
Balance December 31, 2000	33,180	66,360	18,039	129,001	(628)	212,772
Net income				23,035		23,035
Other comprehensive income (loss), net of tax:						
Unrealized gain on investment					272	272
Reclassification of unrealized loss to net income					642	642
Minimum pension liability adjustment					(1,848)	(1,848)
Comprehensive income						22,101
Issuance of restricted stock, net of forfeitures	55	110	813			923
Unearned compensation			(173)			(173)
Cash dividends				(9,182)		(9,182)
Exercise of stock options	696	1,392	9,237			10,629
Other	(46)	(92)	(735)			(827)
Balance December 31, 2001	33,885	67,770	27,181	142,854	(1,562)	236,243
Net income				47,267		47,267
Other comprehensive loss, net of tax:						
Unrealized loss on investment					(222)	(222)
Minimum pension liability adjustment					(4,693)	(4,693)
Comprehensive income						42,352
Issuance of restricted stock, net of forfeitures	53	106	909			1,015
Unearned compensation			(62)			(62)
Cash dividends				(10,567)		(10,567)
Exercise of stock options	219	438	2,842			3,280
Other	(44)	(88)	(736)			(824)
Balance December 31, 2002	34,113	$68,226	$30,134	$179,554	$(6,477)	$271,437

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1—Summary of Significant Accounting Policies

Basis of Presentation. Owens & Minor, Inc. is the leading distributor of national name-brand medical and surgical supplies in the United States. The consolidated financial statements include the accounts of Owens & Minor, Inc. and its wholly owned subsidiaries (the company). All significant intercompany accounts and transactions have been eliminated. Certain prior year amounts have been reclassified to conform to the current year presentation.

Use of Estimates. The preparation of the consolidated financial statements in accordance with generally accepted accounting principles requires management to make assumptions and estimates that affect amounts reported. Estimates are used for, but not limited to, the accounting for the allowances for losses on accounts and notes receivable, inventory valuation allowances, depreciation and amortization, goodwill valuation, tax liabilities, and other contingencies. Actual results may differ from these estimates.

Cash and Cash Equivalents. Cash and cash equivalents include cash and marketable securities with an original maturity or maturity at acquisition of three months or less. Cash and cash equivalents are stated at cost, which approximates market value.

Accounts and Notes Receivable. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The company maintains valuation allowances based upon the expected collectibility of accounts and notes receivable. The allowances include specific amounts for accounts that are likely to be uncollectible, such as customer bankruptcies and disputed amounts, and general allowances for accounts that may become uncollectible. The allowances are estimated based on many factors such as industry trends, current economic conditions, creditworthiness of customers, age of the receivables and changes in customer payment patterns. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. Allowances for losses on accounts and notes receivable of $6.8 million and $8.1 million have been applied as reductions of accounts receivable at December 31, 2002 and 2001.

Merchandise Inventories. The company's merchandise inventories are stated at the lower of cost or market. Inventories are valued on a last-in, first-out (LIFO) basis.

Property and Equipment. Property and equipment are stated at cost or, if acquired under capital leases, at the lower of the present value of minimum lease payments or fair market value at the inception of the lease. Normal maintenance and repairs are expensed as incurred, and renovations and betterments are capitalized. Depreciation and amortization are provided for financial reporting purposes using the straight-line method over the estimated useful lives of the assets or, for capital leases and leasehold improvements, over the terms of the lease, if shorter. In general, the estimated useful lives for computing depreciation and amortization are four to eight years for warehouse equipment and three to eight years for computer, office and other equipment. Straight-line and accelerated methods of depreciation are used for income tax purposes.

Goodwill. On January 1, 2002, the company adopted the provisions of Statement of Financial Accounting Standards No. (SFAS) 142, *Goodwill and Other Intangible Assets.* The provisions of SFAS 142 state that goodwill should not be amortized but should be tested for impairment upon adoption of the standard, and at least annually, at the reporting unit level. As a result, the company no longer records goodwill amortization expense.

The provisions of SFAS 142 also require the company to evaluate its existing intangible assets and goodwill acquired in purchase business combinations, and to make any necessary reclassifications. At implementation, the company had no separately identifiable intangible assets from purchase business combinations that are recorded either separately or within goodwill.

Prior to 2002, goodwill was amortized on a straight-line basis over 40 years from the dates of acquisition and was evaluated for impairment based upon management's assessment of undiscounted future cash flows, in accordance with the provisions of SFAS 121, *Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of.* Amortization expense related to goodwill for 2001 and 2000 was $6.0 million each year. The following table presents the company's income before extraordinary items and net income for the years 2002, 2001 and 2000, adjusted to exclude goodwill amortization expense and related tax benefits:

(in thousands)

Year Ended December 31,	**2002**	**2001**	**2000**
Income before extraordinary item	**$47,217**	$30,103	$33,088
Goodwill amortization, net of tax benefit	**–**	5,328	5,329
Adjusted income before extraordinary item	**$47,217**	$35,431	$38,417
Net income	**$47,267**	$23,035	$33,088
Goodwill amortization, net of tax benefit	**–**	5,328	5,329
Adjusted net income	**$47,267**	$28,363	$38,417
Per common share—basic:			
Adjusted income before extraordinary item	**$ 1.40**	$ 1.06	$ 1.17
Adjusted net income	**$ 1.40**	$ 0.85	$ 1.17
Per common share—diluted:			
Adjusted income before extraordinary item	**$ 1.26**	$ 0.98	$ 1.08
Adjusted net income	**$ 1.27**	$ 0.81	$ 1.08

Computer Software. The company develops and purchases software for internal use. Software development costs incurred during the application development stage are capitalized. Once the software has been installed and tested and is ready for use, additional costs incurred in connection with the software are expensed as incurred. Capitalized computer software costs are amortized over the estimated useful life of the software, usually between 3 and 5 years. Computer software costs are included in other assets, net in the consolidated balance sheets. Unamortized software at December 31, 2002 and 2001 was $20.0 million and $22.8 million. Depreciation and amortization expense includes $7.7 million, $7.6 million and $6.1 million of software amortization for the years ended December 31, 2002, 2001 and 2000.

Investment. The company owns equity securities that are classified as available-for-sale, in accordance with SFAS 115, *Accounting for Certain Investments in Debt and Equity Securities,* and are included in other assets, net in the consolidated balance sheets at fair value, with unrealized gains and losses, net of tax, reported as accumulated other comprehensive income or loss. Declines in market value that are considered other than temporary are reclassified to net income.

Revenue Recognition. In general, the company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price or fee is fixed or determinable, and collectibility is reasonably assured.

The company records product revenue at the time of shipment. Distribution fee revenue, when calculated as a mark-up of the product cost, is also recognized at the time of shipment. Revenue for activity based distribution fees and other services is recognized once service has been rendered.

The company provides for sales returns and allowances through a reduction in gross sales. This provision is based upon historical trends as well as specific identification of significant items. The company does not experience a significant volume of sales returns.

In most cases, the company records revenue gross, as the company is the primary obligor in its sales arrangements and bears general and physical loss inventory risk. The company also has some discretion in supplier selection and carries all credit risk associated with its sales. From time to time, the company enters into arrangements where net revenue recognition is appropriate, and in these instances revenue is recognized accordingly.

Stock-based Compensation. The company uses the intrinsic value method as defined by Accounting Principles Board Opinion No. 25 to account for stock-based compensation. This method requires compensation expense to be recognized for the excess of the quoted market price of the stock at the grant date or the measurement date over the amount an employee must pay to acquire the stock. In December 2002, the company adopted the disclosure provisions of SFAS 148, *Accounting for Stock-Based Compensation – Transition and Disclosure, an amendment of FASB Statement No. 123.* The provisions of SFAS 148 amend the disclosure provisions of SFAS 123, *Accounting for Stock-Based Compensation,* by requiring a tabular presentation of the effect on net income and earnings per share of using the fair value method, as defined in SFAS 123, to account for stock-based compensation. The following table presents the effect on net income and earnings per share had the company used the fair value method to account for stock-based compensation:

(in thousands)

Year Ended December 31,	2002	2001	2000
Net income	$47,267	$23,035	$33,088
Add: Stock-based employee compensation expense included in reported net income, net of tax	572	464	381
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of tax	(1,654)	(1,672)	(1,328)
Pro forma net income	$46,185	$21,827	$32,141
Per common share—basic:			
Net income, as reported	$ 1.40	$ 0.69	$ 1.01
Pro forma net income	$ 1.37	$ 0.65	$ 0.98
Per common share—diluted:			
Net income, as reported	$ 1.27	$ 0.68	$ 0.94
Pro forma net income	$ 1.24	$ 0.64	$ 0.91

The weighted average fair value of options granted in 2002, 2001 and 2000 was $4.49, $5.37 and $2.69, per option. The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants: dividend yield of 1.6%-2.1% in 2002, 1.4%-1.7% in 2001 and 1.6%-3.0% in 2000; expected volatility of 39.1%-40.6% in 2002, 41.4% in 2001 and 36.7% in 2000; risk-free interest rate of 3.0%-4.3% in 2002, 4.4% in 2001 and 5.1% in 2000; and expected lives of 4 years in 2002 and 2001, and 5 years in 2000. Other disclosures required by SFAS 123 are included in Note 12.

Derivative Financial Instruments. On January 1, 2001, the company adopted the provisions of SFAS 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended. SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities measured at fair value. The accounting treatment for changes in the fair value of a derivative depends upon the intended use of the derivative and the resulting designation. The adoption of this standard did not have a material impact on the company's results of operations or financial position.

The company enters into interest rate swaps as part of its interest rate risk management strategy. The purpose of these swaps is to maintain the company's desired mix of fixed to floating rate financing in order to manage interest rate risk. These swaps are recognized on the balance sheet at their fair value, based on estimates of the prices obtained from a dealer. All of the company's interest rate swaps since the implementation of SFAS 133 have been designated as hedges of the fair value of a portion of the company's long-term debt and, accordingly, the changes in the fair value of the swaps and the changes in the fair value of the hedged item attributable to the hedged risk are recognized as a charge or credit to interest expense. The company assesses, both at the hedge's inception and on an ongoing basis, whether the swaps are highly effective in offsetting changes in the fair values of the hedged items. If it is determined that an interest rate swap has ceased to be a highly effective hedge, the company discontinues hedge accounting prospectively.

Prior to the adoption of the provisions of SFAS 133, the company entered into interest rate swaps as part of its interest rate risk management strategy. The instruments were designated as hedges of interest-bearing liabilities and anticipated cash flows associated with off balance sheet financing. Net payments or receipts were accrued as interest payable or receivable and as interest expense or income. Fees related to these instruments were amortized over the life of the instrument. If the outstanding balance of the underlying liability were to drop below the notional amount of the swap, the excess portion of the swap was marked to market, and the resulting gain or loss included in net income.

Operating Segments. As defined in SFAS 131, *Disclosures about Segments of an Enterprise and Related Information,* as of December 31, 2002, the company had one operating segment.

Other Recently Adopted Accounting Pronouncements. On January 1, 2002, the company adopted the provisions of SFAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* The provisions of SFAS 144 modify the accounting treatment for impairments of long-lived assets and discontinued operations. The adoption of this standard did not have a material effect on the company's results of operations or financial condition.

Note 2—Acquisition

On July 30, 1999, the company acquired certain net assets of Medix, Inc. (Medix), a distributor of medical and surgical supplies. In connection with the acquisition, management adopted a plan for integration of the businesses that included closure of some Medix facilities and consolidation of certain administrative functions. An accrual was established to provide for certain costs of this plan. The integration accrual was re-evaluated in the fourth quarters of 2002 and 2001, resulting in reductions in the accrual of $0.2 million and $0.6 million. The accrual adjustments were recorded as reductions in goodwill, as they reduced the purchase price of the Medix acquisition. The following table sets forth the major components of the accrual and activity through December 31, 2002:

(in thousands)

	Exit Plan Provision	Charges	Adjustments	Balance at December 31, 2002
Losses under lease commitments	$1,643	$1,055	$(473)	$115
Employee separations	395	350	(45)	–
Other	685	427	(218)	40
Total	$2,723	$1,832	$(736)	$155

The employee separations relate to severance costs for employees in operations and activities that were exited. Approximately 40 employees were terminated. While the integration of the Medix business was completed in 2001, the company continues to make payments under a lease commitment expiring in 2003 and other obligations.

Note 3—Restructuring

In 1998, the company recorded a nonrecurring restructuring charge of $11.2 million as a result of the cancellation of a significant medical/surgical distribution contract. The restructuring plan included reductions in warehouse space and in the number of employees in those facilities that had the highest volume of business under that contract. The company periodically re-evaluates its estimate of the remaining costs to be incurred and, as a result, reduced the accrual by $0.5 million in 2002, $1.5 million in 2001 and $0.8 million in 2000. These adjustments resulted primarily from the reutilization of warehouse space that had previously been vacated under the restructuring plan, the resolution of uncertainties related to potential asset write-offs, and changes in expectations regarding the sublease of vacated warehouse space. Approximately 130 employees were terminated in connection with the restructuring plan.

The following table sets forth the activity in the restructuring accrual through December 31, 2002:

(in thousands)

	Restructuring Provision	Charges	Adjustments	Balance at December 31, 2002
Losses under lease commitments	$ 4,194	$3,493	$ (106)	$595
Asset write-offs	3,968	1,695	(1,956)	317
Employee separations	2,497	1,288	(1,209)	–
Other	541	99	(442)	–
Total	$11,200	$6,575	$(3,713)	$912

Note 4—Merchandise Inventories

The company's merchandise inventories are valued on a LIFO basis. If LIFO inventories had been valued on a current cost or first-in, first-out (FIFO) basis, they would have been greater by $40.0 million and $35.8 million as of December 31, 2002 and 2001.

Note 5—Property and Equipment

The company's investment in property and equipment consists of the following:

(in thousands)

December 31,	2002	2001
Warehouse equipment	$ 25,665	$ 24,906
Computer equipment	36,598	36,449
Office equipment and other	13,094	12,991
Leasehold improvements	11,716	11,440
Land and improvements	5,263	5,065
	92,336	90,851
Accumulated depreciation and amortization	(70,528)	(65,594)
Property and equipment, net	$ 21,808	$ 25,257

Depreciation and amortization expense for property and equipment in 2002, 2001 and 2000 was $8.2 million, $8.9 million and $9.4 million.

Note 6—Investment

The company owns equity securities of a provider of business-to-business e-commerce services to the healthcare industry. Net income for the year ended December 31, 2001 included an impairment charge of $1.1 million, as the market value of these securities fell significantly below the company's original cost basis and management believed that recovery in the near term was unlikely. The following table summarizes the fair value (based on the quoted market price), gross unrealized gains and losses, and adjusted cost basis of the investment as of December 31, 2002 and 2001:

(in thousands)

December 31,	2002	2001
Adjusted cost basis	151	151
Gross unrealized gain	106	476
Fair value	$257	$627

Note 7—Accounts Payable

Accounts payable balances were $259.6 million and $286.7 million as of December 31, 2002 and 2001, of which $219.6 million and $259.7 million were trade accounts payable, and $40.0 million and $27.0 million were drafts payable. Drafts payable are checks written in excess of bank balances, to be funded upon clearing the bank.

Note 8—Debt

The company's long-term debt consists of the following:

(in thousands)

December 31,	2002		2001	
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
8.5% Senior Subordinated Notes, $200 million par value, mature July 2011	**$212,285**	**$213,250**	$203,449	$210,000
Revolving Credit Facility with interest based on London Interbank Offered Rate (LIBOR), Federal Funds or Prime Rate, expires April 2005, credit limit of $150,000	**27,900**	**27,900**	–	–
Long-term debt	**$240,185**	**$241,150**	$203,449	$210,000

In July 2001, the company issued $200.0 million of 8.5% Senior Subordinated 10-year notes (2011 Notes) which mature on July 15, 2011. Interest on the 2011 Notes is payable semi-annually on January 15 and July 15, beginning January 15, 2002. The 2011 Notes are redeemable on or after July 15, 2006, at the company's option, subject to certain restrictions. The 2011 Notes are unconditionally guaranteed on a joint and several basis by all significant subsidiaries of the company, other than O&M Funding Corp. (OMF) and Owens & Minor Trust I. Under these guarantees, the guarantor subsidiaries would be required to pay up to the full balance of the debt in the event of default of Owens & Minor, Inc. The net proceeds from the 2011 Notes were used to retire the 10.875% Senior Subordinated 10-year Notes due in 2006 (2006 Notes) and to reduce the amount of outstanding financing under the company's off balance sheet receivables financing facility.

The early retirement of the 2006 Notes resulted in an extraordinary loss of $7.1 million, consisting of $8.4 million of retirement premiums, a $3.2 million write-off of debt issuance costs, $0.2 million of fees, and an income tax benefit of $4.7 million.

In April 2002, the company replaced its revolving credit facility with a new agreement expiring in April 2005. The credit limit of the new facility is $150.0 million, and the interest rate is based on, at the company's discretion, LIBOR, the Federal Funds Rate or the Prime Rate. Under the new facility, the company is charged a commitment fee of between 0.30% and 0.40% on the unused portion of the facility, and a utilization fee of 0.25% if borrowings exceed $75.0 million. The terms of the new agreement limit the amount of indebtedness that the company may incur, require the company to maintain certain levels of net worth, current ratio, leverage ratio and fixed charge coverage ratio, and restrict the ability of the company to materially alter the character of the business through consolidation, merger, or purchase or sale of assets.

Net interest expense includes finance charge income of $4.2 million, $4.5 million and $5.3 million in 2002, 2001 and 2000. Finance charge income represents payments from customers for past due balances on their accounts. Cash payments for interest during 2002, 2001 and 2000 were $14.9 million, $10.8 million and $16.5 million.

The estimated fair value of long term debt is based on the borrowing rates currently available to the company for loans with similar terms and average maturities. The annual maturities of long-term debt for the five years subsequent to December 31, 2002 are: $0 in 2003 and 2004, $27.9 million in 2005, and $0 in 2006 and 2007.

Note 9—Off Balance Sheet Receivables Financing Facility

In April 2002, the company replaced its off balance sheet receivables financing facility (Receivables Financing Facility) with a new agreement expiring in April 2005. Under the terms of the new facility, O&M Funding is entitled to sell, without recourse, up to $225.0 million of its trade receivables to a group of unrelated third party purchasers at a cost of funds based on either commercial paper rates, the Prime Rate, or LIBOR. The terms of the new agreement require the company to maintain certain levels of net worth, current ratio, leverage ratio and fixed charge coverage ratio, and restrict the company's ability to materially alter the character of the business through consolidation, merger, or purchase or sale of assets. The company continues to service the receivables that are transferred under the facility on behalf of the purchasers at estimated market rates. Accordingly, the company has not recognized a servicing asset or liability.

In the second quarter of 2001, the company adopted the provisions of SFAS 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities*, a replacement of SFAS 125 of the same title. SFAS 140 revised the standards for securitizations and other transfers of financial assets and expanded the disclosure requirements for such transactions, while carrying over many of the provisions of SFAS 125 without change. The provisions of SFAS 140 are effective for transfers of financial assets and extinguishments of liabilities occurring after March 31, 2001, and are to be applied prospectively. The adoption of this standard did not require a change in the company's accounting treatment of sales of accounts receivable under its Receivables Financing Facility, or have any material effect on the company's consolidated financial position, results of operations, or cash flows. The company adopted the disclosure requirements of SFAS 140 in 2000.

At December 31, 2002, there were no receivables sold under the Receivables Financing Facility. At December 31, 2001, net accounts receivable of $70.0 million had been sold under the previous agreement and, as a result, were excluded from the consolidated balance sheet.

Note 10—Derivative Financial Instruments

The company enters into interest rate swaps as part of its interest rate risk management strategy. The purpose of these swaps is to maintain the company's desired mix of fixed to floating rate financing in order to manage interest rate risk. In July 2001, the company entered into interest rate swap agreements of $100.0 million notional amounts that effectively converted a portion of the company's fixed rate financing instruments to variable rates. These swaps were designated as fair value hedges of a portion of the company's 2011 Notes and, as the terms of the swaps are identical to the terms of the Notes, qualify for an assumption of no ineffectiveness under the provisions of SFAS 133. Under these agreements, expiring in July 2011, the company pays the counterparties a variable rate based on LIBOR and the counterparties pay the company a fixed interest rate of 8.50%. Previously, the company had similar interest rate swap agreements of $100.0 million notional amounts that were designated as fair value hedges of a portion of the company's 2006 Notes, which were cancelled by their respective counterparties on May 28, 2001. Under these agreements, the company paid the counterparties a variable rate based on LIBOR and the counterparties paid the company a fixed interest rate ranging from 7.35% to 7.38%.

The payments received or disbursed in connection with the interest rate swaps are included in interest expense, net. Based on estimates of the prices obtained from a dealer, the fair value of the company's interest rate swaps at December 31, 2002 and 2001 was $11.6 million and $3.4 million. The fair value of the swaps are recorded in other assets on the consolidated balance sheet.

The company is exposed to certain losses in the event of nonperformance by the counterparties to these swap agreements. However, the company's exposure is not material and, since the counterparties are investment grade financial institutions, nonperformance is not anticipated.

Note 11—Mandatorily Redeemable Preferred Securities

In May 1998, Owens & Minor Trust I (Trust), a statutory business trust sponsored and wholly owned by Owens & Minor, Inc. (O&M), issued 2,640,000 shares of $2.6875 Term Convertible Securities, Series A (Securities), for aggregate proceeds of $132.0 million. Each Security has a liquidation value of $50. The net proceeds were invested by the Trust in 5.375% Junior Subordinated Convertible Debentures of O&M (Debentures). The Debentures are the sole assets of the Trust. O&M applied substantially all of the net proceeds of the Debentures to repurchase 1,150,000 shares of its Series B Cumulative Preferred Stock at its par value.

The Securities accrue and pay quarterly cash distributions at an annual rate of 5.375% of the liquidation value. Each Security is convertible into 2.4242 shares of the common stock of O&M at the holder's option prior to May 1, 2013. The Securities are mandatorily redeemable upon the maturity of the Debentures on April 30, 2013, and may be redeemed by the company in whole or in part after May 1, 2001. The obligations of the Trust, as provided under the term of the Securities, are fully and unconditionally guaranteed by O&M.

In 2002, the company announced a repurchase plan for a combination of its common stock and its Securities. Under the plan, the company repurchased 137,000 shares of Securities resulting in an extraordinary gain of $50 thousand, net of tax. The estimated fair value, based on quoted market prices, and carrying amount of the Securities were $123.3 million and $125.2 million at December 31, 2002 and $130.0 million and $132.0 million at December 31, 2001. As of December 31, 2002 and 2001, the company had accrued $1.1 million and $1.2 million of distributions related to the Securities.

Note 12—Stock-based Compensation

The company maintains stock-based compensation plans (Plans) that provide for the granting of stock options, stock appreciation rights (SARs), restricted common stock and common stock. The Plans are administered by the Compensation and Benefits Committee of the Board of Directors and allow the company to award or grant to officers, directors and employees incentive, non-qualified and deferred compensation stock options, SARs and restricted and unrestricted stock. At December 31, 2002, approximately 1.1 million common shares were available for issuance under the Plans.

Stock options awarded under the Plans generally vest over three years and expire seven to ten years from the date of grant. The options are granted at a price equal to fair market value at the date of grant. Restricted stock awarded under the Plans generally vests over three or five years. At December 31, 2002, there were no SARs outstanding.

The company has a Management Equity Ownership Program. This program requires each of the company's officers to own the company's common stock at specified levels, which gradually increase over five years. Officers who meet specified ownership goals in a given year are awarded restricted stock under the provisions of the program. The company also has an Annual Incentive Plan. Under the plan, certain employees may be awarded restricted stock based on achievement of pre-established objectives. Upon issuance of restricted shares, unearned compensation is charged to shareholders' equity for the market value of restricted stock and recognized as compensation expense ratably over the vesting period. In 2002, 2001 and 2000, the company issued 53 thousand, 72 thousand and 117 thousand shares of restricted stock, at weighted-average market values of $19.21, $15.79 and $8.63. Amortization of unearned compensation for restricted stock awards was approximately $953 thousand, $774 thousand and $693 thousand for 2002, 2001 and 2000.

The following table summarizes the activity and terms of outstanding options at December 31, 2002, and for each of the years in the three-year period then ended:

(in thousands, except per share data)

	2002		2001		2000	
	Options	Average Exercise Price	Options	Average Exercise Price	Options	Average Exercise Price
Options outstanding at beginning of year	2,219	$13.46	2,503	$12.82	2,448	$13.75
Granted	378	15.26	480	16.03	500	8.73
Exercised	(219)	12.51	(696)	13.01	(358)	13.57
Expired/cancelled	(7)	14.64	(68)	11.56	(87)	12.38
Outstanding at end of year	2,371	$13.83	2,219	$13.46	2,503	$12.82
Exercisable options at end of year	1,642	$13.68	1,413	$13.56	1,655	$13.75

At December 31, 2002, the following option groups were outstanding:

(in thousands, except per share data)

	Outstanding			Exercisable		
Range of Exercise Prices	Number of Options (000's)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number of Options (000's)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)
$ 8.31—11.94	393	$ 8.86	6.73	275	$ 9.10	6.57
$ 12.69—14.69	853	$13.73	4.87	853	$13.73	4.87
$ 14.90—19.95	1,125	$15.65	4.76	514	$16.06	3.66
	2,371	$13.83	5.13	1,642	$13.68	4.78

Note 13—Retirement Plans

Savings and Retirement Plan. The company maintains a voluntary 401(k) Savings and Retirement Plan covering substantially all full-time employees who have completed one month of service and have attained age 18. The company matches a certain percentage of each employee's contribution. The plan provides for a minimum contribution by the company to the plan for all eligible employees of 1% of their salary. This contribution can be increased at the company's discretion. The company incurred approximately $3.1 million, $3.0 million and $2.7 million of expenses related to this plan in 2002, 2001 and 2000.

Pension Plan. The company has a noncontributory pension plan covering substantially all employees who had earned benefits as of December 31, 1996. On that date, substantially all of the benefits of employees under this plan were frozen, with all participants becoming fully vested. The company expects to continue to fund the plan based on federal requirements, amounts deductible for income tax purposes and as needed to ensure that plan assets are sufficient to satisfy plan liabilities. As of December 31, 2002, plan assets consist primarily of equity securities, including 34 thousand shares of the company's common stock, and U.S. Government securities.

Retirement Plan. The company also has a noncontributory, unfunded retirement plan for certain officers and other key employees. Benefits are based on a percentage of the employees' compensation.

The following table sets forth the plans' financial status and the amounts recognized in the company's consolidated balance sheets:

(in thousands)

	Pension Plan		Retirement Plan	
December 31,	**2002**	**2001**	**2002**	**2001**
Change in benefit obligation				
Benefit obligation, beginning of year	$22,668	$23,053	$ 14,717	$ 11,519
Service cost	–	193	599	567
Interest cost	1,599	1,518	1,055	878
Actuarial loss (gain)	1,890	(965)	2,340	1,994
Benefits paid	(1,080)	(1,131)	(243)	(241)
Benefit obligation, end of year	$25,077	$22,668	$ 18,468	$ 14,717
Change in plan assets				
Fair value of plan assets, beginning of year	$21,454	$24,764	$ –	$ –
Actual return on plan assets	(3,177)	(2,179)	–	–
Employer contribution	–	–	243	241
Benefits paid	(1,080)	(1,131)	(243)	(241)
Fair value of plan assets, end of year	$17,197	$21,454	$ –	$ –
Funded status				
Funded status at December 31	$ (7,880)	$ (1,214)	$(18,468)	$(14,717)
Unrecognized net actuarial loss	9,876	3,050	5,898	3,767
Unrecognized prior service cost	–	–	2,691	2,972
Unrecognized net transition obligation	–	–	–	41
Net amount recognized	$ 1,996	$ 1,836	$ (9,879)	$ (7,937)
Amounts recognized in the consolidated balance sheets				
Accrued benefit cost	$ (7,880)	$ (1,214)	$(13,416)	$(10,981)
Intangible asset	–	–	2,691	3,013
Accumulated other comprehensive loss	9,876	3,050	846	31
Net amount recognized	$ 1,996	$ 1,836	$ (9,879)	$ (7,937)

The components of net periodic pension cost for the Pension and Retirement Plans are as follows:

(in thousands)

Year ended December 31,	**2002**	**2001**	**2000**
Service cost	$ 599	$ 760	$ 690
Interest cost	2,654	2,396	2,144
Expected return on plan assets	(1,759)	(2,130)	(2,026)
Amortization of prior service cost	281	282	133
Amortization of transition obligation	41	41	41
Recognized net actuarial loss	209	56	2
Net periodic pension cost	$ 2,025	$ 1,405	$ 984

The weighted average discount rate, rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligations and the expected long-term rate of return on plan assets were assumed to be 6.75%, 5.5% and 7.0% in 2002 and 7.25%, 5.5% and 8.5% in 2001.

Note 14—Income Taxes

The income tax provision consists of the following:

(in thousands)

Year ended December 31,	2002	2001	2000
Current tax provision:			
Federal	$33,610	$18,974	$23,604
State	5,372	4,232	4,761
Total current provision	38,982	23,206	28,365
Deferred tax provision (benefit):			
Federal	(7,181)	9,859	(1,131)
State	(821)	1,409	(162)
Total deferred provision (benefit)	(8,002)	11,268	(1,293)
Total income tax provision	$30,980	$34,474	$27,072

A reconciliation of the federal statutory rate to the company's effective income tax rate is shown below:

Year ended December 31,	2002	2001	2000
Federal statutory rate	35.0%	35.0%	35.0%
Increases in the rate resulting from:			
State income taxes, net of federal income tax impact	3.7	4.8	5.5
Provision for tax contingencies	–	11.1	–
Nondeductible goodwill amortization	–	2.4	2.5
Other, net	0.9	0.1	2.0
Effective income tax rate	39.6%	53.4%	45.0%

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

(in thousands)

Year ended December 31,	**2002**	**2001**
Deferred tax assets:		
Allowances for losses on accounts and notes receivable	$ 1,844	$ 2,118
Accrued liabilities not currently deductible	6,518	3,919
Employee benefit plans	10,952	6,051
Restructuring expenses	356	708
Property and equipment	1,113	970
Other	1,543	1,152
Total deferred tax assets	22,326	14,918
Deferred tax liabilities:		
Merchandise inventories	28,540	34,218
Goodwill	4,322	2,839
Computer software	3,741	3,653
Other	2,142	1,726
Total deferred tax liabilities	38,745	42,436
Net deferred tax liability	$(16,419)	$(27,518)

Cash payments for income taxes for 2002, 2001, and 2000 were $34.4 million, $23.5 million, and $23.8 million.

In August 2000, the company received notice from the Internal Revenue Service (IRS) that it has disallowed certain prior year deductions for interest on loans associated with the company's corporate-owned life insurance (COLI) program for the years 1995 to 1998. Management believes that the company has complied with the tax law as it relates to its COLI program, and has filed an appeal with the Internal Revenue Service. However, several cases involving other corporations' COLI programs have been decided in favor of the IRS, and consequently, the climate has become less favorable to taxpayers with respect to these programs. As a result, an income tax provision for the estimated liability of $7.2 million for taxes and interest was recorded in 2001 as management had concluded that it is probable that the company will not achieve a favorable resolution of this matter. Management is continuing negotiations with the IRS to settle liabilities related to its COLI program.

Note 15—Income Per Common Share Before Extraordinary Item

The following sets forth the computation of income per basic and diluted common share before extraordinary item:

(in thousands, except per share data)

Year ended December 31,	2002	2001	2000
Numerator:			
Numerator for income per basic common share before extraordinary item—income before extraordinary item	$47,217	$30,103	$33,088
Distributions on convertible mandatorily redeemable preferred securities, net of taxes	4,220	4,257	3,902
Numerator for income per diluted common share before extraordinary item—income before extraordinary item after assumed conversions	$51,437	$34,360	$36,990
Denominator:			
Denominator for income per basic common share before extraordinary item—weighted average shares	33,799	33,368	32,712
Effect of dilutive securities:			
Conversion of mandatorily redeemable preferred securities	6,383	6,400	6,400
Stock options and restricted stock	516	619	341
Denominator for income per diluted common share before extraordinary item—adjusted weighted average shares and assumed conversions	40,698	40,387	39,453
Income per basic common share before extraordinary item	$ 1.40	$ 0.90	$ 1.01
Income per diluted common share before extraordinary item	$ 1.26	$ 0.85	$ 0.94

During the years ended December 31, 2002, 2001 and 2000, outstanding options to purchase approximately 65 thousand, 27 thousand and 1.6 million common shares were excluded from the calculation of income per diluted common share before extraordinary items because their exercise price exceeded the average market price of the common stock for the year. Subsequent to December 31, 2002, the company repurchased common stock and mandatorily redeemable preferred securities under a previously announced repurchase plan. See Note 20.

Note 16—Accumulated Other Comprehensive Loss

Components of accumulated other comprehensive loss consist of the following:

(in thousands)

	Unrealized Gain/(Loss) on Investment	Minimum Pension Liability Adjustment	Accumulated Other Comprehensive Loss
Balance December 31, 2000	$ (628)	$ –	$ (628)
2001 change, gross	1,523	(3,081)	(1,558)
Income tax benefit (expense)	(609)	1,233	624
Balance December 31, 2001	286	(1,848)	(1,562)
2002 change, gross	(370)	(7,641)	(8,011)
Income tax benefit	148	2,948	3,096
Balance December 31, 2002	**$ 64**	**$(6,541)**	**$(6,477)**

Note 17—Shareholders' Equity

The company has a shareholder rights agreement under which 8/27ths of a Right is attendant to each outstanding share of common stock of the company. Each full Right entitles the registered holder to purchase from the company one one-hundredth of a share of Series A Participating Cumulative Preferred Stock (the Series A Preferred Stock), at an exercise price of $75 (the Purchase Price). The Rights will become exercisable, if not earlier redeemed, only if a person or group acquires 20% or more of the outstanding shares of the company's common stock or announces a tender offer, the consummation of which would result in ownership by a person or group of 20% or more of such outstanding shares. Each holder of a Right, upon the occurrence of certain events, will become entitled to receive, upon exercise and payment of the Purchase Price, Series A Preferred Stock (or in certain circumstances, cash, property or other securities of the company or a potential acquirer) having a value equal to twice the amount of the Purchase Price. The Rights will expire on April 30, 2004, if not earlier redeemed.

Note 18—Commitments and Contingencies

The company has a commitment through July 31, 2009 to outsource its information technology operations, including the management and operation of its mainframe computer and distributed services processing, as well as application support, development and enhancement services. The commitment is cancelable for convenience after August 1, 2005 with 180 days notice and payment of a termination fee. The termination fee is based upon certain costs which would be incurred by the vendor as a direct result of the early termination of the agreement. The maximum termination fee payable is $9.1 million after the third contract year, which ends July 31, 2005. The termination fee declines each year to $2.3 million at the end of the sixth contract year, which ends July 31, 2008.

Assuming no early termination of the contract, the fixed and determinable portion of the obligations under this agreement is $29.7 million per year from 2003 through 2007, and $47.0 million for the period thereafter, totaling $195.4 million. These obligations can vary annually up to a certain level for changes in the Consumer Price Index or for a significant increase in the company's medical/surgical distribution business. Additionally, the service fees under this contract can vary to the extent additional services are provided by the vendor which are not covered by the negotiated base fees, or as a result of reduction in services provided by the vendor that were included in these base fees.

In 2002, the company gave notice of cancellation to its previous vendor for mainframe computer services. The company is obligated under this previous contract to pay for termination fees and mainframe computer services through February 2003. As of December 31, 2002, the company is obligated to pay $2.9 million in 2003 for termination fees. The termination fees were included in selling, general and administrative expense in 2002. At December 31, 2002, the company is also obligated to pay $1.3 million to this vendor for mainframe computer services in 2003.

The company has a non-cancelable agreement through September 2004 to receive support and upgrades for certain computer software. Future minimum annual payments under this agreement for 2003 and 2004 are $0.5 million and $0.4 million.

The company has entered into non-cancelable agreements to lease most of its office and warehouse facilities with remaining terms generally ranging from one to five years. Certain leases include renewal options, generally for five-year increments. The company also leases most of its trucks and material handling equipment for terms generally ranging from four to six years. At December 31, 2002, future minimum annual payments under non-cancelable operating lease agreements with original terms in excess of one year are as follows:

(in thousands)

	Total
2003	$24,021
2004	18,928
2005	13,909
2006	8,535
2007	4,266
Later years	2,554
Total minimum payments	$72,213

Rent expense for all operating leases for the years ended December 31, 2002, 2001, and 2000 was $32.9 million, $31.1 million, and $28.1 million.

The company has limited concentrations of credit risk with respect to financial instruments. Temporary cash investments are placed with high credit quality institutions and concentrations within accounts and notes receivable are limited due to their geographic dispersion.

Net sales to member hospitals under contract with Novation totaled $2.0 billion in 2002, $1.9 billion in 2001 and $1.8 billion in 2000, approximately 50%, 51% and 51% of the company's net sales. As members of a group purchasing organization, Novation members have an incentive to purchase from their primary selected distributor; however, they operate independently and are free to negotiate directly with distributors and manufacturers. Net sales to member hospitals under contract with Broadlane totaled $0.5 billion in 2002 and $0.4 billion in 2001, approximately 14% and 11% of the company's net sales.

Note 19—Legal Proceedings

As of December 31, 2002, approximately 191 lawsuits (the Lawsuits), seeking compensatory and punitive damages, in most cases of an unspecified amount, have been filed in various federal and state courts against the company, product manufacturers, and other distributors and sellers of natural rubber latex products. The company has obtained dismissal or summary judgment in 109 cases, including 38 dismissals in 2002. The existing Lawsuits allege injuries arising from the use of latex products, principally medical gloves. The company may be named as a defendant in additional, similar lawsuits in the future although only two new Lawsuits of this type were served on the company in the past twelve months. In the course of its medical supply business, the company has distributed latex products, including medical gloves, but it does not, nor has it ever manufactured any latex products. The company has tendered the defense of the Lawsuits to manufacturer defendants whose gloves were distributed by the company. Manufacturers or their insurers have agreed to indemnify and assume the defense of the company in a total of eleven (11) Lawsuits. The company will continue to vigorously pursue indemnification from latex product manufacturers. The company's insurers are paying all costs of defense in the Lawsuits, and the company believes that future defense costs and any potential liability should be adequately covered by the insurance, subject to policy limits and insurer solvency. Most of the Lawsuits that were scheduled for trial have been dismissed on summary judgment. The company believes that the likelihood of a material loss to the company with respect to the Lawsuits is remote.

The company is party to various other legal actions that are ordinary and incidental to its business. While the outcome of legal actions cannot be predicted with certainty, management believes the outcome of these proceedings will not have a material adverse effect on the company's financial condition or results of operations.

Note 20—Subsequent Event

In November 2002, the company announced a repurchase plan for a combination of its common stock and its $2.6875 Term Convertible Securities, Series A (Securities). Between January 1 and February 24, 2003, the company repurchased 661,500 shares of common stock and 250,000 shares of Securities under this plan. Each share of the Securities is convertible to 2.4242 shares of common stock.

Note 21—Condensed Consolidating Financial Information

The following tables present condensed consolidating financial information for: Owens & Minor, Inc.; on a combined basis, the guarantors of Owens & Minor, Inc.'s 2011 Notes; and the non-guarantor subsidiaries of the 2011 Notes. Separate financial statements of the guarantor subsidiaries are not presented because the guarantors are jointly, severally and unconditionally liable under the guarantees and the company believes the condensed consolidating financial information is more meaningful in understanding the financial position, results of operations and cash flows of the guarantor subsidiaries.

Condensed Consolidating Financial Information

(in thousands)

Year ended December 31, 2002	Owens & Minor, Inc.	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
Statements of Operations					
Net sales	$ –	$3,959,781	$ –	$ –	$3,959,781
Cost of goods sold	–	3,539,911	–	–	3,539,911
Gross margin	–	419,870	–	–	419,870
Selling, general and administrative expenses	3	303,916	3,096	–	307,015
Depreciation and amortization	–	15,926	–	–	15,926
Interest expense (income), net	(14,651)	37,627	(12,573)	–	10,403
Intercompany dividend income	(44,999)	–	–	44,999	–
Discount on accounts receivable securitization	–	13	1,769	–	1,782
Distributions on mandatorily redeemable preferred securities	–	–	7,034	–	7,034
Restructuring credit	–	(487)	–	–	(487)
Total expenses	(59,647)	356,995	(674)	44,999	341,673
Income before income taxes and extraordinary item	59,647	62,875	674	(44,999)	78,197
Income tax provision	5,730	24,595	655	–	30,980
Income before extraordinary item	53,917	38,280	19	(44,999)	47,217
Extraordinary item, net of tax	50	–	–	–	50
Net income	$ 53,967	$ 38,280	$ 19	$(44,999)	$ 47,267

Condensed Consolidating Financial Information

(in thousands)

Year ended December 31, 2001	Owens & Minor, Inc.	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
Statements of Operations					
Net sales	$ –	$3,814,994	$ –	$ –	$3,814,994
Cost of goods sold	–	3,406,758	–	–	3,406,758
Gross margin	–	408,236	–	–	408,236
Selling, general and administrative expenses	–	296,072	735	–	296,807
Depreciation and amortization	–	16,495	–	–	16,495
Amortization of goodwill	–	5,974	–	–	5,974
Interest expense (income), net	1,849	29,998	(18,484)	–	13,363
Intercompany dividend income	(127,857)	–	–	127,857	–
Discount on accounts receivable securitization	–	13	4,317	–	4,330
Impairment loss on investment	1,071	–	–	–	1,071
Distributions on mandatorily redeemable preferred securities	–	–	7,095	–	7,095
Restructuring credit	–	(1,476)	–	–	(1,476)
Total expenses	(124,937)	347,076	(6,337)	127,857	343,659
Income before income taxes and extraordinary item	124,937	61,160	6,337	(127,857)	64,577
Income tax provision (benefit)	(1,005)	32,677	2,802	–	34,474
Income before extraordinary item	125,942	28,483	3,535	(127,857)	30,103
Extraordinary item, net of tax benefit	(7,068)	–	–	–	(7,068)
Net income	$ 118,874	$ 28,483	$ 3,535	$(127,857)	$ 23,035

Condensed Consolidating Financial Information

(in thousands)

Year ended December 31, 2000	Owens & Minor, Inc.	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
Statements of Operations					
Net sales	$ –	$3,503,583	$ –	$ –	$3,503,583
Cost of goods sold	–	3,127,911	–	–	3,127,911
Gross margin	–	375,672	–	–	375,672
Selling, general and administrative expenses	137	266,684	1,384	–	268,205
Depreciation and amortization	–	15,527	–	–	15,527
Amortization of goodwill	–	5,988	–	–	5,988
Interest expense (income), net	9,965	25,217	(22,616)	–	12,566
Discount on accounts receivable securitization	–	15	6,866	–	6,881
Distributions on mandatorily redeemable preferred securities	–	–	7,095	–	7,095
Restructuring credit	–	(750)	–	–	(750)
Total expenses	10,102	312,681	(7,271)	–	315,512
Income (loss) before income taxes	(10,102)	62,991	7,271	–	60,160
Income tax provision (benefit)	(4,445)	27,841	3,676	–	27,072
Net income (loss)	$ (5,657)	$ 35,150	$ 3,595	$ –	$ 33,088

Condensed Consolidating Financial Information

(in thousands)

December 31, 2002	Owens & Minor, Inc.	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
Balance Sheets					
Assets					
Current assets					
Cash and cash equivalents	$ 1,244	$ 2,116	$ 1	$ –	$ 3,361
Accounts and notes receivable, net	–	3,592	351,264	–	354,856
Merchandise inventories	–	351,835	–	–	351,835
Intercompany advances, net	196,804	119,253	(316,057)	–	–
Other current assets	21	19,680	–	–	19,701
Total current assets	198,069	496,476	35,208	–	729,753
Property and equipment, net	–	21,808	–	–	21,808
Goodwill, net	–	198,139	–	–	198,139
Intercompany investments	387,498	22,773	129,233	(539,504)	–
Deferred income taxes	–	3,950	–	–	3,950
Other assets, net	20,835	34,992	–	–	55,827
Total assets	$606,402	$778,138	$ 164,441	$(539,504)	$1,009,477
Liabilities and shareholders' equity					
Current liabilities					
Accounts payable	$ –	$259,597	$ –	$ –	$ 259,597
Accrued payroll and related liabilities	–	12,985	–	–	12,985
Deferred income taxes	–	20,369	–	–	20,369
Other accrued liabilities	5,880	44,717	1,182	–	51,779
Total current liabilities	5,880	337,668	1,182	–	344,730
Long-term debt	240,185	–	–	–	240,185
Intercompany long-term debt	129,233	188,890	–	(318,123)	–
Other liabilities	–	27,975	–	–	27,975
Total liabilities	375,298	554,533	1,182	(318,123)	612,890
Company-obligated mandatorily redeemable preferred securities of subsidiary trust, holding solely convertible debentures of Owens & Minor, Inc.	–	–	125,150	–	125,150
Shareholders' equity					
Common stock	68,226	–	5,583	(5,583)	68,226
Paid-in capital	30,134	199,797	16,001	(215,798)	30,134
Retained earnings	132,680	30,349	16,525	–	179,554
Accumulated other comprehensive income (loss)	64	(6,541)	–	–	(6,477)
Total shareholders' equity	231,104	223,605	38,109	(221,381)	271,437
Total liabilities and shareholders' equity	$606,402	$778,138	$ 164,441	$(539,504)	$1,009,477

Condensed Consolidating Financial Information

(in thousands)

December 31, 2001	Owens & Minor, Inc.	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
Balance Sheets					
Assets					
Current assets					
Cash and cash equivalents	$ 507	$ 445	$ 1	$ –	$ 953
Accounts and notes receivable, net	–	–	264,235	–	264,235
Merchandise inventories	–	389,504	–	–	389,504
Intercompany advances, net	173,802	58,161	(231,963)	–	–
Other current assets	17	24,743	–	–	24,760
Total current assets	174,326	472,853	32,273	–	679,452
Property and equipment, net	–	25,257	–	–	25,257
Goodwill, net	–	198,324	–	–	198,324
Intercompany investments	342,497	15,001	136,083	(493,581)	–
Other assets, net	13,708	36,110	1,002	–	50,820
Total assets	$530,531	$747,545	$ 169,358	$(493,581)	$953,853
Liabilities and shareholders' equity					
Current liabilities					
Accounts payable	$ –	$286,656	$ –	$ –	$286,656
Accrued payroll and related liabilities	–	12,669	–	–	12,669
Deferred income taxes	(4)	29,178	(2,020)	–	27,154
Other accrued liabilities	7,242	32,622	1,331	–	41,195
Total current liabilities	7,238	361,125	(689)	–	367,674
Long-term debt	203,449	–	–	–	203,449
Intercompany long-term debt	136,083	143,890	–	(279,973)	–
Deferred income taxes	(755)	1,147	(28)	–	364
Other liabilities	–	14,123	–	–	14,123
Total liabilities	346,015	520,285	(717)	(279,973)	585,610
Company-obligated mandatorily redeemable preferred securities of subsidiary trust, holding solely convertible debentures of Owens & Minor, Inc.	–	–	132,000	–	132,000
Shareholders' equity					
Common stock	67,770	40,879	5,583	(46,462)	67,770
Paid-in capital	27,181	151,145	16,001	(167,146)	27,181
Retained earnings	89,279	37,084	16,491	–	142,854
Accumulated other comprehensive income (loss)	286	(1,848)	–	–	(1,562)
Total shareholders' equity	184,516	227,260	38,075	(213,608)	236,243
Total liabilities and shareholders' equity	$530,531	$747,545	$ 169,358	$(493,581)	$953,853

Condensed Consolidating Financial Information

(in thousands)

Year ended December 31, 2002	Owens & Minor, Inc.	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
Statements of Cash Flows					
Operating Activities					
Income before extraordinary item	$ 53,917	$ 38,280	$ 19	$(44,999)	$ 47,217
Adjustments to reconcile income before extraordinary item to cash provided by (used for) operating activities:					
Depreciation and amortization	–	15,926	–	–	15,926
Restructuring credit	–	(487)	–	–	(487)
Deferred income taxes	759	(10,809)	2,048	–	(8,002)
Provision for LIFO reserve	–	4,131	–	–	4,131
Provision for losses on accounts and notes receivable	–	600	2,073	–	2,673
Changes in operating assets and liabilities:					
Net decrease in receivables sold	–	–	(70,000)	–	(70,000)
Accounts and notes receivable, excluding sales of receivables	–	(4,192)	(19,102)	–	(23,294)
Merchandise inventories	–	33,538	–	–	33,538
Accounts payable	–	(40,059)	–	–	(40,059)
Net change in other current assets and current liabilities	(1,399)	16,201	(134)	–	14,668
Other liabilities	–	6,534	–	–	6,534
Other, net	2,045	(154)	1,002	–	2,893
Cash provided by (used for) operating activities	55,322	59,509	(84,094)	(44,999)	(14,262)
Investing Activities					
Additions to property and equipment	–	(4,815)	–	–	(4,815)
Additions to computer software	–	(4,942)	–	–	(4,942)
Investment in intercompany debt	(45,000)	–	–	45,000	–
Increase in intercompany investments, net	(1)	–	–	1	–
Other, net	–	9	–	–	9
Cash used for investing activities	(45,001)	(9,748)	–	45,001	(9,748)
Financing Activities					
Payments to repurchase mandatorily redeemable preferred securities	(6,594)	–	–	–	(6,594)
Net proceeds from revolving credit facility	27,900	–	–	–	27,900
Net proceeds from issuance of intercompany debt	–	45,000	–	(45,000)	–
Change in intercompany advances	(23,002)	(61,092)	84,094	–	–
Increase in intercompany investments, net	–	1	–	(1)	–
Cash dividends paid	(10,567)	–	–	–	(10,567)
Intercompany dividends paid	–	(44,999)	–	44,999	–
Proceeds from exercise of stock options	1,992	–	–	–	1,992
Increase in drafts payable	–	13,000	–	–	13,000
Other, net	687	–	–	–	687
Cash provided by (used for) financing activities	(9,584)	(48,090)	84,094	(2)	26,418
Net increase in cash and cash equivalents	737	1,671	–	–	2,408
Cash and cash equivalents at beginning of year	507	445	1	–	953
Cash and cash equivalents at end of period	$ 1,244	$ 2,116	$ 1	$ –	$ 3,361

Condensed Consolidating Financial Information

(in thousands)

Year ended December 31, 2001	Owens & Minor, Inc.	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
Statements of Cash Flows					
Operating Activities					
Income before extraordinary item	$ 125,942	$ 28,483	$ 3,535	$(127,857)	$ 30,103
Adjustments to reconcile income before extraordinary item to cash provided by (used for) operating activities:					
Depreciation and amortization	–	22,469	–	–	22,469
Restructuring credit	–	(1,476)	–	–	(1,476)
Impairment loss on investment	1,071	–	–	–	1,071
Deferred income taxes	256	10,816	196	–	11,268
Provision for LIFO reserve	–	4,264	–	–	4,264
Provision for losses on accounts and notes receivable	–	2,865	(518)	–	2,347
Changes in operating assets and liabilities:					
Net decrease in receivables sold	–	–	(10,000)	–	(10,000)
Accounts and notes receivable, excluding sales of receivables	–	21,359	(16,036)	–	5,323
Merchandise inventories	–	(78,198)	–	–	(78,198)
Accounts payable	–	10,049	–	–	10,049
Net change in other current assets and current liabilities	10,236	(10,112)	(76)	–	48
Other liabilities	–	1,053	–	–	1,053
Other, net	3,100	195	25	–	3,320
Cash provided by (used for) operating activities	140,605	11,767	(22,874)	(127,857)	1,641
Investing Activities					
Additions to property and equipment	–	(10,147)	–	–	(10,147)
Additions to computer software	–	(6,686)	–	–	(6,686)
Investment in intercompany debt	(143,890)	–	–	143,890	–
Decrease in intercompany investment	15,030	–	–	(15,030)	–
Other, net	–	139	(997)	–	(858)
Cash used for investing activities	(128,860)	(16,694)	(997)	128,860	(17,691)
Financing Activities					
Net proceeds from issuance of long-term debt	194,331	–	–	–	194,331
Payments to retire long-term debt	(158,594)	–	–	–	(158,594)
Net payments on revolving credit facility	(2,200)	–	–	–	(2,200)
Net proceeds from issuance of intercompany debt	–	143,890	–	(143,890)	–
Change in intercompany advances	(44,355)	21,484	22,871	–	–
Increase (decrease) in intercompany investments, net	–	(16,030)	1,000	15,030	–
Cash dividends paid	(9,182)	–	–	–	(9,182)
Intercompany dividends paid	–	(127,857)	–	127,857	–
Proceeds from exercise of stock options	8,255	–	–	–	8,255
Decrease in drafts payable	–	(14,900)	–	–	(14,900)
Other, net	–	(1,333)	–	–	(1,333)
Cash provided by (used for) financing activities	(11,745)	5,254	23,871	(1,003)	16,377
Net increase in cash and cash equivalents	–	327	–	–	327
Cash and cash equivalents at beginning of year	507	118	1	–	626
Cash and cash equivalents at end of period	$ 507	$ 445	$ 1	$ –	$ 953

Condensed Consolidating Financial Information

(in thousands)

Year ended December 31, 2000	Owens & Minor, Inc.	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
Statements of Cash Flows					
Operating Activities					
Net income (loss)	$ (5,657)	$ 35,150	$ 3,595	$ –	$ 33,088
Adjustments to reconcile net income (loss) to cash provided by (used for) operating activities:					
Depreciation and amortization	–	21,515	–	–	21,515
Restructuring credit	–	(750)	–	–	(750)
Deferred income taxes	(619)	(205)	(469)	–	(1,293)
Provision for LIFO reserve	–	2,973	–	–	2,973
Provision for losses on accounts and notes receivable	–	2,090	(170)	–	1,920
Changes in operating assets and liabilities:					
Net decrease in receivables sold	–	–	(25,612)	–	(25,612)
Accounts and notes receivable, excluding sales of receivables	–	85,774	(97,060)	–	(11,286)
Merchandise inventories	–	23,935	–	–	23,935
Accounts payable	–	(14,783)	–	–	(14,783)
Net change in other current assets and current liabilities	346	8,876	(296)	–	8,926
Other liabilities	–	708	–	–	708
Other, net	3,191	(564)	1,187	–	3,814
Cash provided by (used for) operating activities	(2,739)	164,719	(118,825)	–	43,155
Investing Activities					
Additions to property and equipment	–	(8,002)	(3)	–	(8,005)
Additions to computer software	–	(11,622)	–	–	(11,622)
Other, net	(155)	3	–	–	(152)
Cash used for investing activities	(155)	(19,621)	(3)	–	(19,779)
Financing Activities					
Net payments on revolving credit facility	(20,400)	–	–	–	(20,400)
Change in intercompany advances	27,868	(146,693)	118,825	–	–
Cash dividends paid	(8,156)	–	–	–	(8,156)
Proceeds from exercise of stock options	4,837	–	–	–	4,837
Increase in drafts payable	–	2,800	–	–	2,800
Other financing, net	(1,255)	(1,245)	–	–	(2,500)
Cash provided by (used for) financing activities	2,894	(145,138)	118,825	–	(23,419)
Net decrease in cash and cash equivalents	–	(40)	(3)	–	(43)
Cash and cash equivalents at beginning of year	507	158	4	–	669
Cash and cash equivalents at end of period	$ 507	$ 118	$ 1	$ –	$ 626

Independent Auditors' Report

The Board of Directors and Shareholders
Owens & Minor, Inc.:

We have audited the accompanying consolidated balance sheets of Owens & Minor, Inc. and subsidiaries (the company) as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Owens & Minor, Inc. and subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2002, the company adopted the provisions of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets.*

KPMG LLP

Richmond, Virginia
January 29, 2003, except as to Note 20, which is as of February 24, 2003

Report of Management

The management of Owens & Minor, Inc. is responsible for the preparation, integrity and objectivity of the consolidated financial statements and related information presented in this annual report. The consolidated financial statements were prepared in conformity with generally accepted accounting principles and include, when necessary, the best estimates and judgments of management.

The company maintains a system of internal controls that provides reasonable assurance that its assets are safeguarded against loss or unauthorized use, that transactions are properly recorded and that financial records provide a reliable basis for the preparation of the consolidated financial statements.

The Audit Committee of the Board of Directors, composed entirely of directors who are not current employees of Owens & Minor, Inc., meets periodically and privately with the company's independent auditors and internal auditors, as well as with company management, to review accounting, auditing, internal control and financial reporting matters. The independent auditors and internal auditors have direct access to the Audit Committee with and without management present to discuss the results of their activities.

G. Gilmer Minor, III
Chairman & Chief Executive Officer

Jeffrey Kaczka
Senior Vice President &
Chief Financial Officer

Quarterly Financial Information

(in thousands, except per share data)

	2002			
Quarters	1st	2nd(1)	3rd(2)	4th(3)
Net sales	$966,683	$979,557	$992,453	$1,021,088
Gross margin	103,031	103,417	105,127	108,295
Income before extraordinary item	10,820	11,479	10,737	14,181
Net income	10,820	11,479	10,737	14,231
Per common share:				
Income before extraordinary item				
Basic	$ 0.32	$ 0.34	$ 0.32	$ 0.42
Diluted	0.29	0.31	0.29	0.37
Net income				
Basic	$ 0.32	$ 0.34	$ 0.32	$ 0.42
Diluted	0.29	0.31	0.29	0.38
Dividends	0.07	0.08	0.08	0.08
Market price				
High	$ 20.30	$ 20.90	$ 19.74	$ 17.35
Low	17.90	18.05	13.27	13.00

	2001			
Quarters	1st	2nd(4)	3rd(5)	4th
Net sales	$ 924,508	$ 953,531	$ 968,230	$ 968,725
Gross margin	98,883	100,721	103,068	105,564
Income before extraordinary item	7,711	9,423	1,697	11,272
Net income (loss)	7,711	9,423	(5,371)	11,272
Per common share:				
Income before extraordinary item				
Basic	$ 0.23	$ 0.28	$ 0.05	$ 0.34
Diluted	0.22	0.26	0.05	0.30
Net income (loss)				
Basic	$ 0.23	$ 0.28	$ (0.16)	$ 0.34
Diluted	0.22	0.26	(0.16)	0.30
Dividends	0.0625	0.07	0.07	0.07
Market price				
High	$ 17.75	$ 21.00	$ 21.69	$ 20.90
Low	13.92	15.97	16.24	17.01

(1) *In the second quarter of 2002, the company reduced the restructuring accrual by $0.2 million, or $0.1 million net of tax. See Note 3 to the Consolidated Financial Statements.*

(2) *In the third quarter of 2002, the company recorded a charge of $3.0 million, or $1.8 million net of tax, due to the cancellation of the company's contract for mainframe computer services.*

(3) *In the fourth quarter of 2002, the company reduced the restructuring accrual by $0.3 million, or $0.2 million net of tax, and recorded an extraordinary gain on the repurchase of mandatorily redeemable preferred securities of $50 thousand, net of tax. See Notes 3 and 11 to the Consolidated Financial Statements.*

(4) *In the second quarter of 2001, the company reduced the restructuring accrual by $1.5 million, or $0.8 million net of tax. See Note 3 to the Consolidated Financial Statements.*

(5) *In the third quarter of 2001, the company recorded an impairment loss of $1.1 million on an investment in marketable equity securities, a contingency provision for income tax assessments of $7.2 million, and an extraordinary loss on early retirement of debt of $7.1 million, net of tax benefit. See Notes 6, 8 and 14 to the Consolidated Financial Statements.*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

[X] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the year ended December 31, 2002

[ ] Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from to

Commission File Number 1-9810

OWENS & MINOR, INC.
(Exact name of registrant as specified in its charter)

Virginia (State or other jurisdiction of incorporation or organization)	54-1701843 (I.R.S. Employer Identification No.)
4800 Cox Road, Glen Allen, Virginia (Address of principal executive offices)	23060 (Zip Code)

Registrant's telephone number, including area code (804) 747-9794

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $2 par value	New York Stock Exchange
Preferred Stock Purchase Rights	New York Stock Exchange
8 1/2% Senior Subordinated Notes due 2011	Not Listed
$2.6875 Term Convertible Securities, Series A	Not Listed

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes X No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

The aggregate market value of Common Stock held by non-affiliates (based upon the closing sales price) was approximately $556,240,754 as of February 19, 2003.

The number of shares of the Company's Common Stock outstanding as of February 19, 2003 was 33,691,142 shares.

Documents Incorporated by Reference

The proxy statement for the annual meeting of security holders on April 24, 2003 is incorporated by reference for Part III.

Item Captions and Index – Form 10-K Annual Report

(a) Part III will be incorporated by reference from the registrant's 2003 Proxy Statement pursuant to instructions (1) and G(3) of the General Instructions to Form 10-K.

Controls and Procedures

Within the 90 days prior to the filing date of this report, under the supervision and with the participation of the company's management (including its Chief Executive Officer and Chief Financial Officer), the company conducted an evaluation of the effectiveness of the design and operation of its disclosure controls and procedures pursuant to Rule 13a-14 under the Securities Exchange Act of 1934. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the company's disclosure controls and procedures are effective in timely alerting them to material information relating to the company required to be included in the company's periodic SEC filings. Since the date of the evaluation, there have been no significant changes in the company's internal controls or factors that could significantly affect them.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 11th day of March, 2003.

OWENS & MINOR, INC.

/s/ G. Gilmer Minor, III

G. Gilmer Minor, III
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant on the 11th day of March 2003 and in the capacities indicated.

/s/ G. Gilmer Minor, III G. Gilmer Minor, III	Chairman and Chief Executive Officer and Director (Principal Executive Officer)
/s/ Jeffrey Kaczka Jeffrey Kaczka	Senior Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ Olwen B. Cape Olwen B. Cape	Vice President and Controller (Principal Accounting Officer)
/s/ A. Marshall Acuff, Jr. A. Marshall Acuff, Jr.	Director
/s/ Henry A. Berling Henry A. Berling	Director
/s/ Josiah Bunting, III Josiah Bunting, III	Director
/s/ John T. Crotty John T. Crotty	Director
/s/ James B. Farinholt, Jr. James B. Farinholt, Jr.	Director
/s/ Vernard W. Henley Vernard W. Henley	Director
/s/ Peter S. Redding Peter S. Redding	Director
/s/ James E. Rogers James E. Rogers	Director
/s/ James E. Ukrop James E. Ukrop	Director
/s/ Anne Marie Whittemore Anne Marie Whittemore	Director

Corporate Information

Annual Meeting

The annual meeting of Owens & Minor, Inc.'s shareholders will be held on Thursday, April 24, 2003, at The Virginia Historical Society, 428 North Boulevard, Richmond, Virginia.

Transfer Agent, Registrar and Dividend Disbursing Agent

The Bank of New York
Shareholder Relations Department
P.O. Box 11258
Church Street Station
New York, NY 10286
800-524-4458
shareowner-svcs@bankofny.com

Dividend Reinvestment and Stock Purchase Plan

The Dividend Reinvestment and Stock Purchase Plan offers holders of Owens & Minor, Inc. common stock an opportunity to buy additional shares automatically with cash dividends and to buy additional shares with voluntary cash payouts. Under the plan, the company pays all brokerage commissions and service charges for the acquisition of shares. Information regarding the plan may be obtained by writing the transfer agent at the following address:

The Bank of New York
Dividend Reinvestment Department
P.O. Box 1958
Newark, NJ 07101-9774

Shareholder Records

Direct correspondence concerning Owens & Minor, Inc. stock holdings or change of address to The Bank of New York's Shareholder Services Department (listed above). Direct correspondence concerning lost or missing dividend checks to:

Receive and Deliver Department
P.O. Box 11002
Church Street Station
New York, NY 10286

Duplicate Mailings

When a shareholder owns shares in more than one account or when several shareholders live at the same address, they may receive multiple copies of annual reports. To eliminate multiple mailings, please write to the transfer agent.

Counsel

Hunton & Williams
Richmond, Virginia

Independent Auditors

KPMG LLP
Richmond, Virginia

Market for the Registrant's Common Equity and Related Stockholder Matters

Owens & Minor, Inc.'s common stock trades on the New York Stock Exchange under the symbol OMI. As of December 31, 2002, there were approximately 13,100 common shareholders.

Press Releases

Owens & Minor, Inc.'s press releases are available at www.prnewswire.com or at www.owens-minor.com.

Communications and Investor Relations

804-747-9794

Information for Investors

The company files annual, quarterly and current reports, information statements and other information with the SEC. The public may read and copy any materials that the company files with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov. The address of the company's Internet website is www.owens-minor.com. Through a link to the SEC's Internet site on the Investor Relations portion of our Internet website we make available all of our filings with the SEC, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports, as well as beneficial ownership reports filed with the SEC by directors, officers and other reporting persons relating to holdings in Owens & Minor, Inc. securities. This information is available as soon as the filing is accepted by the SEC.

Mission Statement

Mission

To create consistent value for our customers and supply chain partners that will maximize shareholder value and long-term earnings growth; we will do this by managing our business with integrity and the highest ethical standards, while acting in a socially responsible manner with particular emphasis on the well-being of our teammates and the communities we serve.

Vision

To be a world class provider of supply chain management solutions to the selected segments of the healthcare industry we serve.

Values

We believe in high integrity as the guiding principle of doing business.

We believe in our teammates and their well-being.

We believe in providing superior customer service.

We believe in supporting the communities we serve.

We believe in delivering long-term value to our shareholders.

OWENS & MINOR, INC., A FORTUNE 500 COMPANY, IS THE NATION'S LEADING DISTRIBUTOR OF NATIONAL NAME-BRAND MEDICAL AND SURGICAL PRODUCTS. THE COMPANY, WHICH SERVES HEALTHCARE PROVIDER CUSTOMERS FROM FACILITIES AROUND THE NATION, IS KNOWN FOR ITS ABSOLUTE FOCUS ON CUSTOMER SERVICE. FOUNDED IN 1882, THE COMPANY WAS BUILT ON A FOUNDATION OF TRUST, INTEGRITY, ETHICS, CHARACTER AND VALUE. THESE CORE VALUES ARE THE BUILDING BLOCKS FOR OWENS & MINOR'S FUTURE.

OWENS & MINOR, INC.
CORPORATE OFFICE
Street Address
4800 Cox Road
Glen Allen, Virginia 23060

Mailing Address
Post Office Box 27626
Richmond, Virginia 23261-7626
804-747-9794